CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
6.25% Senior Notes due 2017	$210,000,000	100%	$210,000,000	$24,066

(1)	Calculated in accordance with Rule 457(r) and under the Securities Act of 1933 (“Securities Act”).

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-181874

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 4, 2012)

$210,000,000

Unisys Corporation

6.25% Senior Notes due 2017

The notes will bear interest at the rate of 6.25% per year. Interest on the notes is payable semi-annually in arrears on February 15 and August 15 of each year, beginning February 15, 2013. The notes will mature on August 15, 2017.

We may redeem some or all of the notes at any time at the “make-whole premium” price indicated under the caption “Description of the Notes—Optional Redemption.” If a Change of Control Repurchase Event (as hereinafter defined) occurs, unless we have exercised our right to redeem the notes, we will be required to make an offer to repurchase the notes in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of the repurchase. See “Description of the Notes—Change of Control.”

The notes will be our unsecured senior obligations and will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness from time to time outstanding.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	100.000%	$210,000,000
Underwriting Discount	2.286%	$4,800,600
Proceeds to us (before expenses)	97.714%	$205,199,400

Interest on the notes will accrue from August 21, 2012 to date of delivery.

The underwriters expect to deliver the notes to purchasers on or about August 21, 2012, only in book-entry form through the facilities of The Depository Trust Company.

Sole Book-Running Manager

Citigroup

Co-Managers

HSBC	RBS

August 16, 2012

We are responsible for the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free-writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference into this prospectus supplement or the accompanying prospectus is accurate as of any date other than its date.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain and incorporate by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “projects” and similar expressions may identify such forward-looking statements. All forward-looking statements rely on assumptions and are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from expectations.

Factors that could affect future results include, but are not limited to, the following:

•	our future results will depend in part on our ability to drive profitable growth in consulting and systems integration;

•	our future results will depend in part on our ability to take on, successfully implement and grow outsourcing operations;

•	our future results will also depend in part on market demand for our high-end enterprise servers and maintenance on these servers;

•

we face aggressive competition in the information services and technology marketplace, which could lead to reduced demand for our products and services and could have an adverse effect on our business;

•	our future results will depend on our ability to retain significant clients;

•	our future results will depend on our ability to effectively anticipate and respond to volatility and rapid technological change in our industry;

•	our business can be adversely affected by global economic conditions, acts of war, terrorism or natural disasters;

•	we have significant pension obligations and may be required to make significant cash contributions to our defined benefit pension plans;

•	our future results will depend on the success of our program to reduce costs, focus our global resources and simplify our business structure;

•	our contracts may not be as profitable as expected or provide the expected level of revenues;

•	our contracts with U.S. governmental agencies may subject us to audits, criminal penalties, sanctions and other expenses and fines;

•	we may face damage to our reputation or legal liability if our clients are not satisfied with our services or products;

•	breaches of data security could expose us to legal liability and could harm our business and reputation;

•	our future results will depend in part on the performance and capabilities of third parties with whom we have commercial relationships;

•	more than half of our revenue is derived from operations outside of the United States, and we are subject to the risks of doing business internationally;

•	financial market conditions may inhibit our ability to access capital and credit markets to address our liquidity needs;

•	our services or products may infringe upon the intellectual property rights of others;

•	pending litigation could affect our results of operations or cash flow;

•	we could face business and financial risk in implementing future dispositions or acquisitions; and

•	we believe that our ability to use our U.S. federal net operating loss carryforwards and other tax attributes may be limited.

Any forward-looking statement speaks only as of the date on which that statement is made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering. This prospectus supplement also incorporates by reference the information described under “Where You Can Find More Information; Incorporation of Certain Documents by Reference.” The second part is the accompanying prospectus dated June 4, 2012. The accompanying prospectus contains a description of securities we may sell and gives more general information, some of which may not apply to this offering.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making offers to sell the securities in any jurisdiction where an offer or solicitation is not permitted. The information in this prospectus supplement is accurate only as of the date on the front cover. You should not assume that the information contained in this prospectus supplement is accurate as of any other date. Before purchasing any notes, you should carefully read both this prospectus supplement and the accompanying prospectus and any free writing prospectus prepared by or on behalf of us, together with the additional information described under the heading “Where You Can Find More Information; Incorporation of Certain Documents by Reference.”

When used in this prospectus supplement, the terms “Unisys,” “we,” “our” and “us” refer to Unisys Corporation and its consolidated subsidiaries, unless otherwise specified or the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN

DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commision, or SEC. Our SEC filings are available over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at their Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 for more information. We maintain a web site at www.unisys.com. The information on our web site is not incorporated by reference in this prospectus supplement or the accompanying prospectus and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

You may also read and copy reports and other information we file at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below that we have previously filed with the SEC (other than information deemed furnished and not filed in accordance with SEC rules, including Items 2.02 and 7.01 of Form 8-K).

1.	Annual Report on Form 10-K for the year ended December 31, 2011 (including information specifically incorporated by reference into the Annual Report on Form 10-K from the Definitive Proxy Statement on Schedule 14A filed with the SEC on March 13, 2012).

2.	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012.

3.	Current Report on Form 8-K filed on May 2, 2012.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus supplement and before the termination of the offering shall also be deemed to be incorporated herein by reference. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Unisys Corporation

801 Lakeview Drive, Suite 100

Blue Bell, Pennsylvania 19422

Attention: Investor Relations

(215) 986-5777

SUMMARY

The following summary highlights information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. It may not contain all of the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference herein that are described under “Where You Can Find More Information; Incorporation of Certain Documents by Reference” before making an investment decision.

About Unisys

Unisys Corporation is a worldwide information technology (“IT”) company. We provide a portfolio of IT services, software, and technology that solves mission-critical problems for clients. We specialize in helping clients secure their operations, increase the efficiency and utilization of their data centers, enhance support to their end users and constituents, and modernize their enterprise applications. To provide these services and solutions, the company brings together offerings and capabilities in outsourcing services, systems integration and consulting services, infrastructure services, maintenance services, and high-end server technology. Unisys serves commercial organizations and government agencies throughout the world.

We operate in two business segments—Services and Technology. Financial information concerning the two segments can be found in Note 15, “Segment information”, of the notes to our consolidated financial statements appearing in our Annual Report to Stockholders for the year ended December 31, 2011, and such information is incorporated herein by reference.

Unisys brings together services and technology into solutions that solve mission-critical problems for organizations around the world.

In the Services segment, we provide services to help our clients improve their competitiveness, security and cost efficiency. Our services include outsourcing, systems integration and consulting, infrastructure services and core maintenance.

•	In outsourcing, we manage customers’ data centers, computer servers and end-user computing environments as well as specific business processes.

•

In systems integration and consulting, we consult with clients to assess the security and cost effectiveness of their IT systems and help them design, integrate and modernize their mission-critical applications to achieve their business goals.

•	In infrastructure services, we provide design, warranty and support services for our customers’ IT infrastructure, including their networks, desktops, servers, and mobile and wireless devices.

•	In core maintenance, we provide maintenance of Unisys systems and products.

In the Technology segment, we design and develop servers and related products to help clients reduce costs and improve the efficiency of their data center environments. As a pioneer in large-scale computing, Unisys offers deep experience and rich technological capabilities in transaction-intensive, mission-critical environments. We provide a range of data center, infrastructure management and cloud computing offerings to help clients virtualize and automate their data-center environments. Product offerings include enterprise-class servers, such as the ClearPath family of servers and the ES7000 family of Intel-based servers, as well as operating system software and middleware.

To drive future growth, Unisys is focusing its resources and investments in four targeted market areas: security; data center transformation, including our server business; end user outsourcing; and applications modernization.

The primary vertical markets Unisys serves worldwide include the public sector (including the U.S. federal government), financial services and other commercial markets including communications and transportation.

We market our products and services primarily through a direct sales force. In certain foreign countries, we market primarily through distributors. Complementing our direct sales force, we make use of a select group of alliance partners to market and complement our services and product portfolio.

Our principal executive offices are located at 801 Lakeview Drive, Suite 100, Blue Bell, Pennsylvania 19422. Our telephone number is (215) 986-4011.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The following is not intended to be complete. You should carefully review the “Description of the Notes” section of this prospectus supplement, which contains a more detailed description of the terms and conditions of the notes.

Issuer	Unisys Corporation.

Notes Offered	$210,000,000 in aggregate principal amount of 6.25% senior notes due 2017.

Denomination	$2,000 and any integral multiple of $1,000 in excess thereof.

Maturity	August 15, 2017.

Interest Payment Dates	February 15 and August 15, commencing on February 15, 2013. Interest will accrue from August 21, 2012.

Future Subsidiary Guarantees	The notes will not be guaranteed by any of our subsidiaries on the date the notes are initially issued. However, the notes will be required to be guaranteed on a senior unsecured basis by any of our existing and future direct and indirect Wholly Owned Domestic Subsidiaries (as defined) if any such subsidiary issues certain indebtedness or guarantees certain of our indebtedness (such subsidiaries, “Future Guarantors”). Thereafter, under certain circumstances, such Future Guarantors may be released from their subsidiary guarantees without the consent of the holders of notes. See “Description of the Notes—Subsidiary Guarantees.”

Ranking	The notes will be our general unsecured senior indebtedness and will:

•	rank senior in right of payment to any of our existing and future subordinated indebtedness and other obligations that are, by their terms, expressly subordinated in right of payment to the notes;

•	rank equally in right of payment to all of our existing and future unsecured indebtedness and other obligations that are not, by their terms, expressly subordinated in right of payment to the notes;

•

be effectively junior in right of payment to all of our existing and future secured indebtedness, including our existing senior secured revolving credit facility, and other obligations to the extent of the value of the assets securing such indebtedness and other obligations;

•	be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries other than of the Future Guarantors, if any; and

•	not be guaranteed by any of our subsidiaries or any third party except as set forth under “Description of the Notes—Subsidiary Guarantees.”

As of June 30, 2012, the aggregate principal amount of the outstanding consolidated indebtedness of us and our subsidiaries was approximately $294.5 million, of which $183.3 million was secured. As of June 30, 2012, our subsidiaries had approximately $119.0 million in trade payables and indebtedness, excluding intercompany indebtedness and guarantees of our obligations under our senior secured revolving credit facility and our 12¾% senior secured notes due 2014. Our subsidiaries also have other liabilities, including retirement obligations and deferred revenues, which are substantial. See “Risk Factors—Risks Related to the Notes—The notes will be structurally subordinated to all existing and future liabilities of our subsidiaries that do not guarantee the notes” and “Risk Factors—Risks Related to the Notes—We do not separately compile financial information for our subsidiaries on a U.S. GAAP basis. However, you should assume that a significant portion of our assets and liabilities are attributable to our subsidiaries.”

For the year ended December 31, 2011 and the six months ended June 30, 2012, our subsidiaries generated customer revenues of $2.3 billion and $1.1 billion, or approximately 59% and 59% of our consolidated revenues, respectively.

Optional Redemption	We may redeem the notes, in whole or in part, at any time at a price equal to 100% of the aggregate principal amount of the notes plus a “make whole” premium, as described in “Description of the Notes—Optional Redemption,” plus accrued and unpaid interest, if any, to the redemption date.

Change of Control	Upon a Change of Control Repurchase Event, we will be required to make an offer to purchase each holder’s notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Notes—Change of Control.”

Certain Covenants	The indenture governing the notes will contain certain restrictions, including limitations that restrict our ability and the ability of our subsidiaries to incur secured indebtedness or enter into certain sale and leaseback transactions. See “Description of the Notes—Certain Covenants.”

Mandatory Redemption; Sinking Fund	None.

Trustee	Wells Fargo Bank, National Association.

Use of Proceeds	We intend to use the net proceeds of this offering to redeem all of our outstanding 12 3/4% senior secured notes due 2014, including payment of accrued interest and premium. See “Use of Proceeds.”

Risk Factors	You should carefully consider the information set forth herein under “Risk Factors” in deciding whether to purchase the notes.

Summary Historical Financial Information

The following table sets forth our summary historical financial information. The summary historical financial information as of and for the six months ended June 30, 2012 and for the six months ended June 30, 2011 has been derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary historical financial information for the years ended December 31, 2011, 2010 and 2009 and as of December 31, 2011 and 2010 has been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our historical results are not necessarily indicative of future operating results. Various factors will have an effect on our financial condition and results of operations. You should read the summary historical financial information in conjunction with the information under “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included herein or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Six Months Ended June 30
(millions)	2012	2011
	(unaudited)
Revenue
Services	$1,638.7	$1,643.0
Technology	211.0	205.4

	1,849.7	1,848.4

Costs and expenses
Cost of revenue:
Services	1,314.5	1,330.6
Technology	66.2	95.9

	1,380.7	1,426.5
Selling, general and administrative	283.4	293.2
Research and development	42.2	38.7

	1,706.3	1,758.4

Operating profit	143.4	90.0
Interest expense	17.2	39.2
Other income (expense), net	(9.1)	(73.2)

Income (loss) before income taxes	117.1	(22.4)
Provision (benefit) for income taxes	44.1	19.0

Consolidated net income (loss)	73.0	(41.4)
Net income attributable to noncontrolling interests	4.9	5.6

Net income (loss) attributable to Unisys Corporation	68.1	(47.0)
Preferred stock dividends	8.1	5.4

Net income (loss) attributable to Unisys Corporation common shareholders	$60.0	$(52.4)

	Year ended December 31,
(millions)	2011	2010	2009
Revenue
Services	$3,354.6	$3,457.4	$3,824.9
Technology	499.2	562.2	560.8

	3,853.8	4,019.6	4,385.7

Costs and expenses
Cost of revenue:
Services	2,672.8	2,731.8	3,026.1
Technology	194.0	216.1	246.6

	2,866.8	2,947.9	3,272.7
Selling, general and administrative expenses	586.3	617.1	681.1
Research and development expenses	76.1	78.9	101.9

	3,529.2	3,643.9	4,055.7

Operating profit	324.6	375.7	330.0
Interest expense	63.1	101.8	95.2
Other income (expense), net	(55.5)	(51.0)	(16.6)

Income from continuing operations before income taxes	206.0	222.9	218.2
Provision for income taxes	64.8	58.8	42.3

Consolidated net income before discontinued operations	141.2	164.1	175.9
Income from discontinued operations, net of tax	—	77.2	17.1

Net income	141.2	241.3	193.0
Less: Net income attributable to noncontrolling interests	7.2	5.2	3.7
Less: Preferred stock dividends	13.5	—	—

Net income attributable to Unisys Corporation common shareholders	$120.5	$236.1	$189.3

	December 31,		June 30, 2012
(millions)	2011	2010
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$714.9	$828.3	$659.7
Accounts and notes receivable, net	673.0	789.7	610.3
Inventories:
Parts and finished equipment	38.1	44.8	31.5
Work in process and materials	26.7	44.1	27.4
Deferred income taxes	27.1	40.7	27.3
Prepaid expenses and other current assets	123.6	127.8	108.7

Total	1,603.4	1,875.4	1,464.9

Properties, net	191.3	219.7	178.9
Outsourcing assets, net	137.9	162.3	124.4
Marketable software, net	129.8	143.8	129.5
Prepaid postretirement assets	43.9	31.2	14.2
Deferred income taxes	181.5	179.6	181.8
Goodwill	192.5	197.9	191.4
Other long-term assets	131.9	211.0	112.8

Total	$2,612.2	$3,020.9	$2,397.9

Liabilities and deficit
Current liabilities	1,116.1	1,336.7	1,001.8

Long-term debt	358.8	823.2	291.8
Long-term postretirement liabilities	2,224.0	1,509.2	2,081.9
Long-term deferred revenue	120.3	149.4	119.3
Other long-term liabilities	104.0	136.2	93.1
Deficit	(1,311.0)	(933.8)	(1,190.0)

Total	$2,612.2	$3,020.9	$2,397.9

RISK FACTORS

In considering whether to purchase the notes, you should carefully consider all the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. In addition, you should carefully consider the risk factors described below, which are not exhaustive.

Risks Related to Our Business

Investing in the notes involves risk. We hereby incorporate by reference risk factors in our most recent Annual Report on Form 10-K and Item 1A of our Quarterly Report on Form 10-Q for the three months ended June 30, 2012. You should consider these risks and the other information contained in this prospectus supplement, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in the accompanying prospectus and any free writing prospectus before acquiring the notes. These risks could materially affect our business, results of operations or financial condition and cause the value of our securities to decline. You could lose all or part of your investment.

Risks Related to the Notes

The notes will be unsecured and effectively subordinated to our existing and future secured debt.

Holders of our secured debt will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing the secured debt. Notably, we are party to our senior secured revolving credit facility, which is secured on a first priority basis by certain of our assets and those of the subsidiary guarantors thereunder consisting primarily of our U.S. trade accounts receivable. The notes will be effectively subordinated to all secured debt to the extent of the value of the collateral. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured debt will have a prior claim to those of our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured debt that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured debt. At June 30, 2012, we had no amounts drawn under our senior secured revolving credit facility and had approximately $80.9 available for borrowings thereunder. We will be permitted to borrow substantial additional debt, including secured debt, in the future under the terms of the indenture governing the notes.

The notes will be structurally subordinated to all existing and future liabilities of our subsidiaries that do not guarantee the notes.

Initially, the notes will not be guaranteed by any of our subsidiaries. The notes will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries that do not guarantee the notes, and the claims of creditors of those subsidiaries, including trade creditors, will have priority as to the assets and cash flows of those subsidiaries. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding of any of the non-guarantor subsidiaries, holders of their liabilities, including their trade creditors, will generally be entitled to payment on their claims from assets of those subsidiaries before any assets are made available for distribution to us. As of June 30, 2012, our subsidiaries had approximately $119.0 million in trade payables and indebtedness, excluding intercompany indebtedness and guarantees of our obligations under our senior secured revolving credit facility and our 12¾% senior secured notes due 2014. Our subsidiaries also have other liabilities, including retirement obligations and deferred revenues, which are substantial.

The notes do not impose any limitations on our ability to incur additional debt, guarantees or other obligations.

Although we will remain subject to the covenants contained in the indentures for our existing 12 3/4% senior secured notes due 2014 and our 12 1/2% senior notes due 2016 (collectively, the “existing notes”) for so long as those notes remain outstanding, the indenture governing the notes does not restrict the future incurrence of unsecured indebtedness, guarantees or other obligations. Except for the limitations on incurring debt secured by liens on assets we and certain of our subsidiaries own (or on entering into sale and leaseback transactions with respect to those assets) the indenture does not restrict our ability to incur additional indebtedness, guarantees or other obligations. See “Description of the Notes—Certain Covenants.” In addition, the indenture relating to the notes does not contain many other restrictions contained in our existing notes, including limitations on asset sales, affiliate transactions or on paying dividends or making other restricted payments or investments.

We do not separately compile financial information for our subsidiaries on a U.S. GAAP basis. However, you should assume that a significant portion of our assets and liabilities are attributable to our subsidiaries.

We report financial information on a consolidated basis. We do not (and do not expect in the future to) separately produce financial information regarding the assets and liabilities of all of our subsidiaries on a U.S. GAAP basis. However, for the purposes of your decision whether to participate in the offering, you should assume that a significant portion of our assets and liabilities are attributable to subsidiaries, none of which will initially guarantee the notes, and that our assets and the assets of Future Guarantors, if any, may not be sufficient to satisfy claims of holders of the notes in the event of our bankruptcy, liquidation or insolvency. For the year ended December 31, 2011 and the six months ended June 30, 2012, our subsidiaries generated customer revenues of $2.3 billion and $1.1 billion, or approximately 59% and 59% of our consolidated revenues, respectively.

The definition of a Change of Control requiring us to repurchase the notes is limited, and the market price of the notes may decline if we enter into a transaction that is not a Change of Control under the indenture governing the notes.

The term “Change of Control” (as defined in the indenture governing the notes) is limited in scope and does not include every event that might cause the market price of the notes to decline. Furthermore, if we have an investment grade rating at the time of the Change of Control, we are required to repurchase the notes upon a Change of Control only if, during the period beginning upon the occurrence of the Change of Control and ending upon the earlier to occur of (i) 60 days after the later of the occurrence of the Change of Control or the public announcement thereof (which period may be extended) or (ii) a reaffirming of an investment grade rating on the notes, such notes have credit ratings below investment grade. As a result, our obligation to repurchase the notes upon the occurrence of a Change of Control is limited and may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. In addition, our existing notes do not contain a similar limitation, such that we may be required to repurchase our existing notes upon the occurrence of a Change of Control even though we are not required to repurchase the notes. The indenture relating to the notes does not contain any limitation on such repurchases.

We may not be able to repurchase the notes upon a Change of Control Repurchase Event.

Holders of the notes may require us to repurchase their notes upon a Change of Control Repurchase Event as defined under “Description of the Notes—Change of Control.” We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price of the notes and any other then-existing indebtedness that may be tendered by the holders and lenders thereof in such a circumstance. Furthermore, the terms of our then-existing indebtedness or other agreements may contain financial covenants, event of default provisions or other provisions that could be violated if a Change of Control were to occur or if we were required to repurchase the notes or other debt securities or repay indebtedness containing a similar repurchase or repayment requirement.

An active trading market may not develop for the notes.

There is currently no public market for the notes, and we do not currently plan to list the notes on any national securities exchange. In addition, the liquidity of any trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for these securities and by changes in our financial performance or prospects. A liquid trading market in the notes may not develop.

Credit ratings of the notes may change and affect the market price and marketability of the notes.

Credit ratings are limited in scope and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There is no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. It is also possible that such ratings may be lowered in connection with future events. Holders of the notes will have no recourse against us or any other parties in the event of a change in or suspension or withdrawal of such ratings. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market price or marketability of the notes. In addition, any decline in the ratings of the notes may make it more difficult for us to raise capital on acceptable terms.

USE OF PROCEEDS

We anticipate that we will receive net proceeds of approximately $204.5 million from this offering after underwriters’ discounts and other estimated expenses. The net proceeds of this offering will be used to redeem all of our outstanding 12 3/4% senior secured notes due 2014, including payment of accrued interest and premium.

CAPITALIZATION

The following table sets forth a summary of our consolidated cash, cash equivalents and short-term investments and our capitalization on an actual and as adjusted basis as of June 30, 2012. Our consolidated capitalization, as adjusted, gives effect to:

(i)	the issuance of the notes offered by this prospectus supplement and the application of the estimated net proceeds as described in “Use of Proceeds”; and

(ii)	the partial redemption of our 12 1/2% senior notes due 2016 which were called for redemption on July 25, 2012,

as if these events had occurred on June 30, 2012.

This table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2012
(Millions of dollars, except share amounts)	Historical	As Adjusted
Cash and cash equivalents (1)	$659.7	$566.8

Current maturities of long-term debt:	0.6	0.6
Long-term debt:
12 3/4% senior secured notes due 2014	183.1	—
Senior secured revolving credit facility (2)	—	—
12 1/2% senior notes due 2016 (3)	110.6	26.1
Notes offered hereby	—	210.0
Other (4)	(1.9)	(0.1)

Total long-term debt	$291.8	$236.0

Deficit:
6.25% mandatory convertible preferred stock, net of issuance costs (2.6 million shares issued)	249.7	249.7
Common stock, par value $.01 per share, shares issued: 44.3 million	0.4	0.4
Accumulated deficit (5)	(1,968.5)	(1,989.1)
Treasury stock, shares at cost 0.4 million	(48.8)	(48.8)
Other capital	4,228.1	4,228.1
Accumulated other comprehensive loss	(3,659.9)	(3,659.9)

Total Unisys stockholders’ deficit	(1,199.0)	(1,219.6)
Non-controlling interests	9.0	9.0

Total deficit	(1,190.0)	(1,210.6)

Total capitalization	$(897.6)	$(974.0)

(1)

As adjusted number reflects $204.5 million in anticipated net proceeds from this offering less $91.0 million for the redemption (including accrued interest and premium) of $84.5 million of our 12 1/2% senior notes due 2016 and $206.4 million for the redemption (including accrued interest and premium) of $183.1 million of our 12 3/4% senior secured notes due 2014.

(2)	At June 30, 2012, availability under this facility was $80.9 million net of letters of credit issued under the facility.
(3)	The redemption of $84.5 million of our 12 1/2% senior notes due 2016 will close on August 24, 2012.
(4)	As adjusted number gives effect to the write off of $1.8 million of unamortized discount related to the 12 3/4% senior secured notes due 2014 and the 12 1/2% senior notes due 2016.
(5)	As adjusted number gives effect to the estimated after-tax charge of $20.6 million associated with the redemption of the 12 3/4% senior secured notes due 2014 and the 12 1/2% senior notes due 2016.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges presented below should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our most recent Annual Report on Form 10-K and our subsequent Quarterly Reports on Form 10-Q and any other documents filed under the Exchange Act that are incorporated by reference herein. The ratio of earnings to fixed charges for our most recent interim period and each of our last five fiscal years appear below. We computed the ratio of earnings to fixed charges by dividing earnings (loss) by fixed charges. Earnings (loss) consist of income (loss) from continuing operations before income taxes, plus amortization of capitalized interest and fixed charges, less interest capitalized during the period. Fixed charges consist of interest expense on all indebtedness, interest capitalized during the period, amortization of debt issuance expense and the portion of rental expense representative of interest.

The following table sets forth our ratio of earnings to fixed charges for each of the periods shown:

	Six Months Ended June 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
Ratio of Earnings to Fixed Charges	4.31x	3.03x	2.52x	2.58x	*	1.14x

*	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges by $90.5 million.

As adjusted to give effect to the issuance of the notes in this offering and the application of the net proceeds from this offering as described in “Use of Proceeds” in this prospectus supplement, and assuming the offering had been completed on (i) January 1, 2012, our ratio of earnings to fixed charges would have been 4.56x for the six months ended June 30, 2012 and (ii) January 1, 2011, our ratio of earnings to fixed charges would have been 3.21x for the year ended December 31, 2011.

DESCRIPTION OF OTHER INDEBTEDNESS

12 3/4% Senior Secured Notes due 2014

We issued $385 million aggregate principal amount of our 12 3/4% senior secured notes due 2014 (the “First Lien Notes”) in 2009, $183.1 million of which was outstanding as of June 30, 2012. Interest is payable semi-annually on April 15 and October 15 and the maturity is October 15, 2014. The First Lien Notes are guaranteed by Unisys Holding Corporation, a wholly-owned Delaware corporation that directly or indirectly holds the shares of substantially all of our foreign subsidiaries, and by certain of our other current and future U.S. subsidiaries. The First Lien Notes are secured by first-priority liens (subject to permitted prior liens) on substantially all of our assets, except (i) accounts receivable that are subject to one or more receivables facilities, (ii) real estate located outside the United States, (iii) cash or cash equivalents securing reimbursement obligations under letters of credit or surety bonds and (iv) certain other excluded assets.

We may redeem the First Lien Notes prior to October 15, 2012, at a price equal to 100% of their principal amount plus a make-whole premium, plus accrued and unpaid interest. On or after October 15, 2012, we may redeem the First Lien Notes at scheduled redemption prices. If we experience certain kinds of changes of control, we must offer to purchase the notes at 101% of their principal amount, plus accrued and unpaid interest. We intend to redeem all of the outstanding First Lien Notes with the net proceeds of this offering.

The First Lien Notes contain certain covenants that restrict, subject to certain exceptions, our and our subsidiaries’ ability to sell assets, incur additional indebtedness or issue preferred stock, repay other indebtedness, pay certain dividends and distributions or repurchase capital stock, create liens on assets, make investments, loans or advances, restrict dividends, loans or asset transfers from our subsidiaries, engage in mergers or consolidations and enter into certain transactions with affiliates. The First Lien Notes contain customary events of default.

12 1/2% Senior Notes due 2016

We issued $210 million aggregate principal amount of 12 1/2% senior notes due 2016 (the “2016 Notes”) in 2007, $110.6 million of which was outstanding as of June 30, 2012. Interest is payable semi-annually on January 15 and July 15 and the maturity is January 15, 2016.

We may redeem the 2016 Notes at scheduled redemption prices. If we experience certain kinds of changes of control, we must offer to purchase the notes at 101% of their principal amount, plus accrued and unpaid interest.

The 2016 Notes contain certain covenants that restrict, subject to certain exceptions, our and our subsidiaries’ ability to sell assets, incur additional indebtedness or issue preferred stock, repay other indebtedness, pay certain dividends and distributions or repurchase capital stock, create liens on assets, make investments, loans or advances, restrict dividends, loans or asset transfers from our subsidiaries, engage in mergers or consolidations and enter into certain transactions with affiliates. The 2016 Notes contain customary events of default.

Senior Secured Revolving Credit Facility

On June 23, 2011, we entered into a five-year, secured revolving credit facility, to replace our $150 million U.S. trade accounts receivable securitization facility that terminated on that date. The credit agreement provides for loans and letters of credit up to an aggregate amount of $150 million (with a limit on letters of credit of $100 million). Borrowing limits under the credit agreement are based upon the amount of eligible U.S. accounts receivable.

Borrowings under the credit agreement bear interest based on short-term rates. The credit agreement contains customary representations and warranties, including that there has been no material adverse change in our business, properties, operations or financial condition. It also contains financial covenants requiring us to maintain a minimum fixed charge coverage ratio and, if our consolidated cash plus availability under the credit agreement falls below $130 million, a maximum secured leverage ratio. The credit agreement allows us to pay dividends on our preferred stock unless we are in default and to, among other things, repurchase our equity, prepay other debt, incur other debt or liens, dispose of assets and make acquisitions, loans and investments, provided we comply with certain requirements and limitations set forth in the credit agreement. Events of default include non-payment, failure to perform covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $50 million.

The revolving credit facility is guaranteed by Unisys Holding Corporation, Unisys NPL, Inc. and any future material domestic subsidiaries. The facility is secured on a first priority basis by certain of our assets and the assets of the subsidiary guarantors consisting primarily of our U.S. trade accounts receivable. The facility is also secured on a junior basis (to the First Lien Notes) by our other assets and the assets of the subsidiary guarantors, other than certain excluded assets. We may elect to prepay or terminate the credit facility without penalty.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under “—Certain Definitions.” Capitalized terms used in this description but not defined below under “—Certain Definitions” or elsewhere in this description have the meanings assigned to them in the indenture. In this description, the “Company,” “us,” “we” and “our” refer only to Unisys Corporation and not to any of its Subsidiaries.

We will issue 6.25% senior notes due 2017 (the “notes”) in this offering under a base indenture, dated as of June 1, 2012 (the “base indenture”), between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as amended and supplemented by a supplemental indenture with respect to the notes among the Company and the Trustee (the “supplemental indenture”). For convenience, the base indenture, as amended and supplemented by the supplemental indenture, is referred to as the “indenture.”

The following description is a summary of the material provisions of the indenture and the notes. It does not restate those agreements in their entirety. We urge you to read the indenture and the notes because they contain additional information that may be of importance to you. The indenture contains provisions that define your rights under the notes. In addition, the indenture governs the obligations of the Company under the notes. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). The notes are subject to all such terms, and prospective purchasers of the notes are referred to the indenture and the TIA for a statement of such terms.

Initially, we will issue an aggregate principal amount of $210,000,000 of the notes.

We may issue additional notes in an unlimited aggregate principal amount at any time and from time to time under the indenture. For example, we may, from time to time, without notice to or consent of the holders of notes, create additional notes under the indenture. These additional notes will have substantially the same terms as the notes offered hereby in all respects (except in some cases for the payment of interest accruing prior to the issue date of the additional notes or except for the first payment of interest following the issue date of the additional notes) so that the additional notes may be consolidated and form a single series with the notes offered hereby.

We will issue the notes only in fully registered form without coupons, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Wells Fargo Bank, National Association will initially act as paying agent and registrar for the notes. The notes may be presented for registration of transfer and exchange at the offices of the registrar, which initially will be the paying agent’s corporate trust office. We may change any paying agent and registrar without notice to holders of the notes and we may act as paying agent or registrar. We will pay principal (and premium, if any) on the notes at the principal corporate trust office of Wells Fargo Bank, National Association, as paying agent. At our option, interest may be paid at the paying agent’s corporate trust office or by check mailed to the registered address of the holders or by wire transfer to bank accounts maintained by the holders.

Principal, Maturity and Interest

The notes will mature on August 15, 2017. Interest on the notes will accrue at a rate of 6.25% per year and will be payable semi-annually in arrears on February 15 and August 15, beginning on February 15, 2013. We will pay interest to those persons who were holders of record of the notes on the February 1 and August 1, as the case may be, immediately preceding each applicable interest payment date.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If an interest payment date for the notes falls on a date that is not a Business Day, then interest will be paid on the next day that is a Business Day, and no interest on such payment will accrue for the period from and after such interest payment date. If a redemption date, repurchase date or the maturity date for any note falls on a date that is not a Business Day, the related payments of principal, premium, if any, and interest may be made on the next succeeding Business Day, and no additional interest will accumulate on the amount payable for the period from and after such redemption date, repurchase date or maturity date.

Methods of Receiving Payments on the Notes

As described under “Book-Entry, Delivery and Form,” for so long as the notes are represented by global notes registered in the name of DTC or its nominee, all payments on the notes will be made to DTC or its nominee as the registered holder thereof in accordance with applicable DTC procedures. If the global notes are exchanged for definitive notes and a holder of notes has given us wire transfer instructions, we will pay, or cause to be paid by the paying agent, all principal, premium, if any, and interest on such holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent unless we elect to make interest payments by check mailed to the holders at their addresses set forth in the register of holders or by wire transfer to bank accounts maintained by the holders.

Ranking

The notes will be unsecured unsubordinated obligations of the Company and will rank equally in right of payment with all existing and future unsecured unsubordinated obligations of the Company and senior in right of payment to all existing and future subordinated obligations of the Company. The notes will be effectively subordinated to all existing and future secured debt of the Company to the extent of the value of the assets securing such debt, including all borrowings under the Company’s Credit Agreement and any of the Company’s 12 3/4% senior secured notes due 2014, until such notes are redeemed with the proceeds of this offering. The notes will be structurally subordinated to all existing and future liabilities of the Company’s Subsidiaries including the guarantees of certain of such Subsidiaries of the Company’s obligations under the Company’s Credit Agreement.

At June 30, 2012, on an as adjusted basis to give effect to the offering of the notes, the use of proceeds therefrom as described under “Use of Proceeds” and the partial redemption of the 12 1/2% senior notes due 2016 described under “Capitalization,” the Company’s total debt outstanding would have been approximately $236.6 million, including approximately $236.0 million of senior debt, of which approximately $0.2 million would have been secured debt, and the debt of the Company’s Subsidiaries would have been approximately $0.6 million (excluding guarantees of our obligations under our senior secured revolving credit facility).

As of June 30, 2012, our subsidiaries had approximately $119.0 million in trade payables and indebtedness, excluding intercompany indebtedness and guarantees of our obligations under our senior secured revolving credit facility and our 12¾% senior secured notes due 2014. Our subsidiaries also have other liabilities, including retirement obligations and deferred revenues, which are substantial. See “Risk Factors—Risks Related to the Notes—The notes will be structurally subordinated to all existing and future liabilities of our subsidiaries that do not guarantee the notes” and “Risk Factors—Risks Related to the Notes—We do not separately compile financial information for our subsidiaries on a U.S. GAAP basis. However, you should assume that a significant portion of our assets and liabilities are attributable to our subsidiaries.”

Subsidiary Guarantors

The notes initially will not be guaranteed by any of our Subsidiaries. The indenture will provide, however, that the Company will cause each Wholly Owned Domestic Subsidiary of the Company that is an issuer or co-issuer in respect of, or guarantees any, (i) Capital Markets Debt and/or (ii) syndicated loan financing (other than pursuant to the Credit Agreement) after the Issue Date, to execute and deliver to the Trustee a supplemental indenture joining such Subsidiary to the indenture, pursuant to which such Subsidiary will guarantee payment of the notes (each such guarantee of the notes, a “Subsidiary Guarantee” and each such Subsidiary, a “Subsidiary Guarantor”) for so long as such debt giving rise to such guarantee obligation remains an obligation of such

Subsidiary. The obligations of a Subsidiary Guarantor under its Subsidiary Guarantee will be limited to the extent necessary to prevent the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under federal or state law. In addition, the Company may cause other Subsidiaries to guarantee the notes at its option.

The Subsidiary Guarantee of any such Subsidiary will be released upon:

(A)	the sale or disposition (whether by merger, stock purchase, asset sale or otherwise) of a Subsidiary Guarantor (or all or substantially all of its assets or its Capital Stock) to a person which is not (after giving effect to such transaction) a Subsidiary or the Company;

(B)	discharge of the indenture or legal defeasance or covenant defeasance; or

(C)	any Subsidiary Guarantor ceasing to guarantee or be the issuer of all Capital Markets Debt or syndicated loan financing specified above;

and in each such case such Subsidiary shall be deemed automatically and unconditionally released and discharged from all the Subsidiary’s obligations under the guarantee with respect to the notes without any further action required on the part of the Subsidiary, the Company, the Trustee or any holder of the notes. In the event of the sale or disposition (whether by merger, stock purchase, asset sale or otherwise) of a Subsidiary (or all or substantially all of its assets or its Capital Stock) to a person which is not (after giving effect to such transaction) a Subsidiary or the Company, such person shall not be subject to the Subsidiary’s obligations under the guarantee.

Optional Redemption

We may, in whole at any time or in part from time to time, redeem the notes (including any additional notes) at our option upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•

the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the redemption date) from the redemption date through the scheduled maturity date of the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points.

In the case of any redemption, we also will pay accrued and unpaid interest to, but not including, the applicable redemption date (subject to the right of holders of record of such notes on the relevant record date to receive interest due on any relevant interest payment date falling on or prior to the redemption date).

Selection and Notice of Redemption

If we redeem less than all of the notes at any time and the notes are in global form held by DTC or any successor Depositary, DTC or such Depositary will select the notes to be redeemed in accordance with its procedures. If the notes are not in global form held by DTC or any successor Depositary, the Trustee will select notes either pro rata, by lot or by such other method as the Trustee shall deem appropriate in accordance with industry standards at the time of such redemption.

We will redeem notes of $2,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. We may provide in the notice that payment of the redemption price and performance of our obligations with respect to the redemption or purchase may be performed by another Person.

Any notice of redemption may be given prior to the completion of any event or transaction related to such redemption, and any such redemption or notice may, at our discretion, be subject to one or more conditions precedent. In addition, if such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in our discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed.

If the notes are to be redeemed in part only, the notice of redemption that relates to the notes will state the portion of the principal amount thereof to be redeemed. We will issue a new note in a principal amount equal to the unredeemed portion of the original note in the name of the holder upon cancellation of the original note. Subject to the satisfaction or waiver of any condition to such redemption, notes called for redemption become due on the date fixed for redemption. On and after such date, unless we default in payment of the redemption price on such date, interest ceases to accrue on the notes or portions thereof called for such redemption.

Mandatory Redemption; Sinking Fund

We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Change of Control

Upon the occurrence of a Change of Control Repurchase Event with respect to the notes, we will be obligated to offer to repurchase the notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on any relevant interest payment date falling on or prior to the date of the repurchase), except to the extent we have previously or concurrently elected to redeem the notes as described under “—Optional Redemption,” and all conditions precedent applicable to such election to redeem the notes have been satisfied.

Within 30 days following any Change of Control Repurchase Event, except to the extent that we have exercised our right to redeem the notes by delivery of a notice of redemption as described under “—Optional Redemption,” and all conditions precedent applicable to such redemption notice have been satisfied, we shall mail a notice (a “Change of Control Offer”) to each holder of notes with a copy to the Trustee stating:

(1)	that a Change of Control Repurchase Event has occurred and that we are obligated to offer to repurchase the notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on any relevant interest payment date falling on or prior to the date of the repurchase);

(2)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(3)	the instructions determined by us, consistent with this covenant, that a holder must follow in order to elect to have us repurchase such holder’s notes.

A Change of Control Offer may be made in advance of a Change of Control Repurchase Event, and conditioned upon the occurrence of such Change of Control Repurchase Event, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

In addition, we will not be required to make a Change of Control Offer with respect to the notes upon the consummation of a Change of Control Repurchase Event if a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes properly tendered and not withdrawn under such Change of Control Offer.

Notes repurchased by us pursuant to a Change of Control Offer will have the status of notes issued but not outstanding or will be retired and canceled at the option of the Company. Notes purchased by a third party pursuant to the preceding paragraph will have the status of notes issued and outstanding.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under this covenant by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between us and the underwriters. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control Repurchase Event under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit rating.

The occurrence of events that would constitute a Change of Control Repurchase Event may also constitute an event of default under or require repurchase of our existing Indebtedness. Future Indebtedness of the Company or its Subsidiaries may contain prohibitions on certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of notes of their right to require us to repurchase the notes could cause a default under our Credit Agreement or other Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors—Risks Related to the Notes—We may not be able to repurchase the notes upon a Change of Control Repurchase Event.”

The definition of Change of Control includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all” under New York law, which governs the indenture, there is no precise established definition of the phrase. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale, lease or transfer of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the indenture relating to our obligation to make an offer to repurchase the notes as a result of a Change of Control Repurchase Event may be waived or modified with the written consent of the holders of a majority in aggregate principal amount of the notes.

Certain Covenants

Restrictions on Secured Debt

The indenture will provide that neither the Company nor any Subsidiary will create, incur, issue, assume or guarantee any Indebtedness secured by a mortgage, security interest, pledge or lien (which we refer to herein, collectively, as a “Mortgage”) on or upon any of their property or assets (which we refer to herein, collectively, as “Property”), whether owned at the date of the supplemental indenture or acquired after the date of the supplemental indenture, without ensuring that the notes (together with, if we choose, any other Indebtedness created, issued, assumed or guaranteed by the Company or any Subsidiary then existing or thereafter created) will be secured by such Mortgage equally and ratably with (or, at our option, prior to) such Indebtedness. This restriction will not apply to Indebtedness secured by any of the following:

(1)	Mortgages on any Property acquired, leased, constructed or improved by us or any Subsidiary after the date of the supplemental indenture to secure Indebtedness incurred for the purpose of financing or refinancing all or any part of the purchase price of such Property or of the cost of any construction or improvements on such Property, including Mortgages created as a result of an acquisition by way of Capital Lease, in each case, to the extent that the Indebtedness is incurred prior to or within one year after the applicable acquisition, lease, completion of construction or improvement of such Property, as the case may be;

(2)	Mortgages on any Property of a Person existing at the time it is merged, combined or amalgamated with or into or consolidated with, or its assets or Capital Stock are acquired by us or any of our Subsidiaries or it otherwise becomes a Subsidiary of ours; provided, however, that in each case (a) the Indebtedness secured by such Mortgage was not incurred in contemplation of such merger, combination, amalgamation, consolidation, acquisition or transaction in which such Person becomes a Subsidiary of ours and (b) such Mortgage extends only to the Property of such Person (and Subsidiaries of such Person);

(3)	Mortgages in favor of us or any Subsidiary;

(4)	Mortgages in favor of the United States or any state thereof, or political subdivision of the United States or any state thereof, or any department, agency or instrumentality of the United States or any state thereof or any such political subdivision, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure Indebtedness incurred or guaranteed to finance or refinance all or any part of the purchase price of the Property subject to any such Mortgage, or the cost of constructing or improving the Property subject to such Mortgage;

(5)	Mortgages to secure the Credit Agreement;

(6)	Mortgages existing on the date of the supplemental indenture (other than Mortgages to secure the Credit Agreement);

(7)	Mortgages securing industrial revenue, pollution control or similar bonds issued or guaranteed by the United States or any state thereof, or political subdivision of the United States or any state thereof, or any department, agency or instrumentality of the United States or any state thereof or any such political subdivision;

(8)	Mortgages securing obligations owed in respect of any overdraft and related liabilities arising from treasury, depository and cash management services or any automated clearinghouse transfers of funds; and

(9)	extensions, renewals or replacements of any Mortgage referred to above (other than extensions, renewals or replacements of any Mortgage that secures the 12¾% Senior Secured Notes due 2014); provided, however, that the principal amount of Indebtedness secured thereby may not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal or replacement (other than any increases attributable to (a) any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness so refinanced, (b) the amount of any premium reasonably determined by the Board of Directors of the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase and (c) any fees or expenses incurred in connection with such refinancing), and such extension, renewal or replacement will be limited to all or a part of the Property plus improvements and construction on such Property which was subject to the Mortgage so extended, renewed or replaced.

Notwithstanding the restrictions described above, we and any of our Subsidiaries may, without having to equally and ratably secure the notes, issue, assume or guarantee Indebtedness secured by a Mortgage not excepted from the foregoing restriction, if at the time of such issuance, assumption or guarantee, after giving effect thereto and to the retirement of any Indebtedness which is concurrently being retired, the aggregate principal amount of all such Indebtedness secured by Mortgages which would otherwise be subject to such restriction (other than any such Indebtedness secured by Mortgages permitted as described in clauses (1) through (9) of the immediately preceding paragraph and any Indebtedness secured by Mortgages in relation to which the notes have been and continue to be equally and ratably secured (or secured on a priority basis)) plus the aggregate amount (without duplication) of all Attributable Debt of the Company and any of its Subsidiaries in respect of Sale and Lease-Back Transactions (with the exception of such transactions which are permitted as described under clauses (1) and (2) of the first sentence of the first paragraph under “—Restrictions on Sale and Lease-Back Transactions” below) taken together with the aggregate principal amount of all Indebtedness (other than intercompany Indebtedness) of Subsidiaries of the Company that do not guarantee the notes at that time outstanding (“Non-Guarantor Subsidiary Indebtedness”), does not exceed 10% of Consolidated Net Tangible Assets of the Company.

Restrictions on Sale and Lease-Back Transactions

The indenture will provide that neither the Company nor any of its Subsidiaries will enter into any Sale and Lease-Back Transaction with respect to any of their Property unless:

(1)	the Company or such Subsidiary is entitled under the provisions described under “—Restrictions on Secured Debt” to create, issue, assume or guarantee Indebtedness secured by a Mortgage on the Property to be leased without having to equally and ratably secure the notes;

(2)	the Company or such Subsidiary applies an amount (equaling at least the greater of the net proceeds of the sale of Property or the Attributable Debt in respect of such Sale and Lease-Back Transaction) within a period commencing one year prior to the consummation of such Sale and Lease-Back Transaction and ending one year after the consummation thereof, to make prepayments, repayments, redemptions or retirements on Long-Term Indebtedness or acquire, construct or improve long-term assets; or

(3)	the Attributable Debt of the Company or such Subsidiary in respect of such Sale and Lease-Back Transaction and all other Sale and Lease-Back Transactions entered into after the Issue Date (other than any such Sale and Lease-Back Transaction as are permitted as described under clauses (1) and (2) of this sentence), plus the aggregate principal amount (without duplication) of Indebtedness secured by Mortgages then outstanding (other than any such Indebtedness secured by Mortgages permitted as described in clauses (1) through (9) of the first paragraph under the heading “—Restrictions on Secured Debt” and any Indebtedness secured by Mortgages in relation to which the notes have been and continue to be equally and ratably secured (or secured on a priority basis)) taken together with any Non-Guarantor Subsidiary Indebtedness, would not exceed 10% of Consolidated Net Tangible Assets of the Company.

Consolidation, Merger and Sale of Assets

The indenture will provide that we may consolidate with or merge with or into any other corporation, or lease, sell or transfer all or substantially all of our property and assets if:

(1)	the corporation formed by such consolidation or into which we are merged, or the party which acquires by lease, sale or transfer all or substantially all of our property and assets is a corporation organized and existing under the laws of the United States, any state in the United States or the District of Columbia;

(2)	the corporation formed by such consolidation or into which we are merged (if we are not the surviving entity), or the party which acquires by lease, sale or transfer all or substantially all of our property and assets, agrees to pay the principal of, and any premium and interest on, the notes, perform and observe all covenants and conditions of the indenture by executing and delivering to the Trustee a supplemental indenture; and

(3)	immediately after giving effect to such transaction, no Default or Event of Default has happened and is continuing.

Except as provided in “—Subsidiary Guarantors,” the indenture will also provide that a Subsidiary Guarantor may not consolidate with or merge with or into another Person (whether or not such Subsidiary Guarantor is the surviving Person) or lease, sell or transfer all or substantially all of its properties and assets to another Person, other than us or another Subsidiary Guarantor, unless:

(1)	immediately after giving effect to such transaction, no Default or Event of Default exists; and

(2)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger, if other than the Subsidiary Guarantor, assumes all the obligations of that Subsidiary Guarantor under the indenture and its Subsidiary Guarantee pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee.

This covenant will not prevent any consolidation, merger, lease, sale, transfer or other disposition of property solely between or among us and our Subsidiaries so long as we and the Subsidiary Guarantors, if any, comply with the preceding two paragraphs.

In the event that we consolidate with or merge with or into another corporation or sell substantially all of our assets to any other corporation in compliance with the foregoing limitations, the surviving entity (if other than us) will be substituted for us under the indenture, and we will be discharged from all of our obligations under the indenture.

Reports

The indenture will provide that, notwithstanding that we may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will file with the SEC (and provide the Trustee and holders with copies thereof, without cost to each holder, within 15 days after we file them with the SEC),

(1)	within the time period specified in the SEC’s rules and regulations for non-accelerated filers, annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form);

(2)	within the time period specified in the SEC’s rules and regulations for non-accelerated filers, reports on Form 10-Q (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form);

(3)	promptly from time to time after the occurrence of an event required to be therein reported (and in any event within the time period specified in the SEC’s rules and regulations), such other reports on Form 8-K (or any successor or comparable form); and

(4)	any other information, documents and other reports which we would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

provided, however, that we shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event, we will make available such information to the Trustee and the holders, in each case within 15 days after the time we would be required to file such information with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act.

Notwithstanding the foregoing, we will be deemed to have furnished such reports referred to above to the Trustee and holders if we have filed such reports with the SEC via the EDGAR filing system (or any successor system) or, if we are not subject to reporting under Section 13 or 15(d) of the Exchange Act and are not permitted to file such reports with the SEC, if we post such reports on our publicly available website it being understood that the Trustee shall have no obligation whatsoever to determine whether such filings have been made.

Events of Default

With respect to the notes, an “Event of Default” is defined in the indenture as being:

(1)	a failure to pay interest upon the notes that continues for a period of 30 days after payment is due;

(2)	a failure to pay the principal or premium, if any, on the notes when due upon maturity, redemption, acceleration or otherwise;

(3)	a failure by us to comply with the covenant set forth above under “—Change of Control” and a failure by us or a Subsidiary Guarantor to comply with the covenant set forth above under “—Consolidation, Merger and Sale of Assets;”

(4)	a failure by us or any Subsidiary to comply with any other agreements or covenants contained in the indenture applicable to the notes for a period of 60 days after written notice to us of such failure from the Trustee (or to us and the Trustee from the holders of at least 25% of the principal amount of the notes then outstanding);

(5)	a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of us or any of our Subsidiaries (or the payment of which is guaranteed by us or any of our Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of this Indenture, if that default:

(A) is caused by a failure to pay principal on such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods provided in such Indebtedness (a “Payment Default”); or

(B) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more;

(6)	failure by us or any of our Significant Subsidiaries to pay final judgments with respect to which no appeal may be or has been taken, entered by a court or courts of competent jurisdiction aggregating in excess of $50.0 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed, for a period of 60 days, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(7)	any Subsidiary Guarantee required by the indenture, if any, of a Significant Subsidiary, is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Subsidiary Guarantor that is a Significant Subsidiary required to give a Subsidiary Guarantee under the indenture, or any Person acting on behalf of any Subsidiary Guarantor that is a Significant Subsidiary required to give a Subsidiary Guarantee under the indenture, denies or disaffirms its obligations under its Subsidiary Guarantee, in each case, except as permitted by the indenture; and

(8)	certain events of bankruptcy, insolvency or reorganization relating to us and any of our Significant Subsidiaries.

In the case of an Event of Default specified in clause (8) above, with respect to us and any of our Significant Subsidiaries, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. Upon any such declaration, the notes shall become due and payable immediately.

The holders of at least a majority in aggregate principal amount of the then outstanding notes by written notice to the Trustee may, on behalf of all of the holders of all the notes, rescind an acceleration and its consequences hereunder, if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal of, premium on, if any, or interest, if any, on the notes that has become due solely because of the acceleration) have been cured or waived.

The indenture will provide that, subject to the duties of the Trustee to act with the required standard of care, if there is a continuing Event of Default with respect to the notes, the Trustee need not exercise any of its rights or powers under the indenture at the request or direction of any of the holders of notes unless such holders have offered to the Trustee security or indemnity reasonably satisfactory to it. Subject to such provisions for security or indemnification of the Trustee and certain other conditions, the holders of a majority in principal amount of the notes affected thereby will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power the Trustee holds with respect to the notes.

No holder of any note will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture unless:

(1)	the Trustee has failed to institute such proceeding for 60 days after the holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the notes;

(2)	the holders of at least 25% in principal amount of the outstanding notes have made a written request and offered security or indemnity reasonably satisfactory to the Trustee to institute such proceeding as Trustee;

(3)	the Trustee shall have failed to comply with the request for 60 days after its receipt of such notice and offer of security and indemnity; and

(4)	the Trustee has not received from the holders of a majority in principal amount of the outstanding notes a direction inconsistent with such request.

However, the holder of any note will have an absolute and unconditional right to receive payment of the principal of, and any premium or interest on, such note on or after the date or dates they are to be paid as expressed in such note and to institute suit for the enforcement of any such payment.

We are required to furnish to the Trustee annually a statement as to the absence of certain defaults under the indenture. The indenture will provide that the Trustee need not provide notice to holders of notes of any default (other than the nonpayment of principal or any premium or interest) if it considers it in the interest of the holders of notes not to provide such notice.

Modification and Waiver

We and the Trustee may modify or amend the indenture, including to release Subsidiary Guarantees, with the consent (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) of the holders of a majority of the principal amount of the notes then outstanding. However, no such modification or amendment may, without the consent of the holders of all then outstanding notes:

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter or waive any of the provisions with respect to the redemption of the notes;

(3)	reduce the rate of or change the time for payment of interest on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium, if any, on, the notes;

(7)	waive a redemption payment with respect to any note;

(8)	release any Subsidiary Guarantor, if any, from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, we and the Trustee may modify or amend the indenture, the notes or a Subsidiary Guarantee:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of our obligations or those of a Subsidiary Guarantor, if any, to the holders of notes in the case of a merger or consolidation or sale of all or substantially all of our or such Subsidiary Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the TIA, to provide for the issuance of additional notes in accordance with the indenture or to allow any Subsidiary that will be a Subsidiary Guarantor to execute a supplemental indenture and/or a Subsidiary Guarantee with respect to the notes;

(6)	to conform the text of the indenture or the notes to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of a provision of the indenture or the notes as evidenced in an officer’s certificate;

(7)	to evidence and provide for the acceptance of appointment by a successor trustee;

(8)	to secure the notes;

(9)	to release any Mortgage granted in favor of the holders of the notes pursuant to the covenant described in “Certain Covenants—Restrictions on Secured Debt;” and

(10)	to remove a Subsidiary Guarantor with respect to the notes which, in accordance with the terms of the indenture, ceases to be liable in respect of its Subsidiary Guarantee.

The holders of a majority of the principal amount of the notes then outstanding may waive future compliance by us with certain restrictive covenants of the indenture. The holders of at least a majority in principal amount of the notes then outstanding may waive any past default under the indenture, except a failure by us to pay the principal of, or any premium or interest on, any notes or a provision that cannot be modified or amended without the consent of the holders of all notes then outstanding. Any such waiver may be obtained in connection with a purchase of, or tender offer or exchange offer for, notes.

The Company will not, and the Company will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, including any related tender offer consideration, whether by way of interest, fee or otherwise, to any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless the same consideration is offered to be paid or agreed to be paid to all holders of the notes affected thereby that consent, waive or agree to amend such term or provision within the time period set forth in the solicitation documents relating to the consent, waiver or amendment.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee or stockholder of the Company or any Subsidiary will have any liability for any of our obligations under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes.

Defeasance

The indenture will provide that, upon compliance with certain conditions with respect to the notes, at our election:

•

we may terminate all our obligations under the notes and the indenture (except as to (i) rights of registration of transfer, substitution and exchange of the notes and our right of optional redemption, (ii) rights of holders to receive payment of principal of, premium, if any, and interest on such notes (but not the purchase price referred to under “—Change of Control” and any rights of the holders with respect to such amount), (iii) the rights, obligations and immunities of the Trustee under the indenture and (iv) certain other specified provisions in the indenture) (“legal defeasance”); or

•

we may omit to comply with the covenants described under “—Certain Covenants—Restrictions on Secured Debt,” “—Certain Covenants—Restrictions on Sale and Lease-Back Transactions,” “—Consolidation, Merger and Sale of Assets,” “—Subsidiary Guarantors” and “—Change of Control” (all other obligations under the notes will remain in full force and effect), and any omission to comply with those covenants will not constitute an Event of Default with respect to the notes (“covenant defeasance”).

The conditions include:

•

depositing with the Trustee cash in U.S. dollars, non-callable Government Securities or a combination thereof in an amount sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay each installment of principal of, and any premium and interest on, the notes on the due dates for those payments in accordance with the terms of the notes; and

•

delivering to the Trustee an Opinion of Counsel to the effect that the holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit and related legal defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our rights of discharge, legal defeasance or covenant defeasance, any Subsidiary Guarantee then in effect automatically shall be released without any further action on the part of such Subsidiary, the Company, the Trustee or any holder of notes.

Governing Law

The indenture and the notes are governed by the laws of the State of New York.

The Trustee and Paying Agent

Wells Fargo Bank, National Association is the Trustee under the indenture. The Trustee and its affiliates have engaged, currently are engaged, and may in the future engage in financial or other transactions with the Company and its affiliates in the ordinary course of their respective businesses, subject to the TIA.

Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the indenture. If an Event of Default shall have occurred and continues that is actually known to the Trustee, the Trustee will exercise such of the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

“Attributable Debt” means, in the context of a Sale and Lease-Back Transaction, what we believe in good faith to be the present value, discounted at the interest rate implicit in the lease involved in such Sale and Lease-Back Transaction, of the lessee’s obligation under the lease for rental payments during the remaining term of such lease, including any extension. In the case of any lease that is terminable by the lessee upon the payment of a penalty, the amount of rental payments in the previous sentence will be determined using the lesser of (x) the amount of rental payments up to the first date the lease may be terminated (in which case the amount will also include the amount of the penalty) or (y) the amount of rental payments determined assuming no such termination. For purposes of this definition, any amounts the lessee must pay, whether or not designated as rent or additional rent, on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges or any amounts the lessee must pay under the lease contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges are not included in the determination of the lessee’s obligations under the lease.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Capital Lease” means a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with generally accepted accounting principles in effect in the United States as of the date of the supplemental indenture.

“Capital Markets Debt” means any debt securities evidenced by notes, bonds or debentures (excluding, for the avoidance of doubt, any term loan, revolving loan or Qualified Receivables Financing) issued in the capital markets by the Company or any Subsidiary, whether issued in a public offering or private placement, including pursuant to Section 4(2) of the Securities Act or Rule 144A, Regulation S or Regulation D under the Securities Act.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties and assets of the Company and its Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Company or any of its Subsidiaries;

(2)	the adoption of a plan relating to the liquidation or dissolution of the Company; or

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares.

“Change of Control Offer” has the meaning ascribed to such term under “—Change of Control.”

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Ratings Event.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any date of redemption, (1) the average of two Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations or (2) if the Quotation Agent obtains fewer than four Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Consolidated Net Tangible Assets” means, with respect to any Person as of any date, the total assets of such Person and its Subsidiaries as of the most recent fiscal quarter end for which a consolidated balance sheet of such Person and its Subsidiaries is available as of that date minus (a) all current liabilities of such Person and its Subsidiaries (excluding any current liabilities for borrowed money having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower) and (b) all goodwill, tradenames, trademarks, patents, unamortized debt discount and expense and other like intangible assets (which, for the avoidance of doubt, shall exclude marketable software, net) of such Person and its Subsidiaries reflected on such balance sheet, as determined on a consolidated basis in accordance with GAAP.

“Credit Agreement” means the credit agreement, dated as of June 23, 2011, among the Company, the lenders party thereto, General Electric Capital Corporation, as lender, agent and swing line lender, Citibank, N.A., as syndication agent, Wells Fargo Capital Finance, LLC, as documentation agent and the other agents, arrangers and lenders party thereto, together with any related documents (including any security documents and guarantee agreements), as the same may be amended, modified, supplemented, extended, renewed, refinanced, replaced or substituted from time to time in any manner (whether upon termination or otherwise, including with a Qualified Receivables Financing, term loan or by means of sales of debt securities) in whole or in part whether by the same or any other institutional investor(s), agent(s) or lender(s) including any such amendment, modification, supplement, extension, renewal, refinancing, replacement or substitution that increases the principal amount or amount to be borrowed at any time outstanding not to exceed $200.0 million.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Domestic Subsidiary” means a Subsidiary that is not a Foreign Subsidiary.

“DTC” means The Depository Trust Company.

“Event of Default” has the meaning set forth under “—Events of Default.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Foreign Subsidiary” means a Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia and any direct or indirect Subsidiary of such Subsidiary.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, including those contained in the Accounting Standards Codification or in such other statements by such other entity as have been approved by a significant segment of the accounting profession of the United States, which are in effect on the Issue Date.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“Indebtedness” means indebtedness for borrowed money (excluding, for the avoidance of doubt, trade payables).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Issue Date” means the date on which the notes are initially issued.

“Long-Term Indebtedness” means any Indebtedness maturing by its terms more than one year from its date of issuance (notwithstanding that any portion of such Indebtedness is included in current liabilities).

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Mortgage” has the meaning set forth under “—Certain Covenants—Restrictions on Secured Debt.”

“Property” has the meaning set forth under “—Certain Covenants—Restrictions on Secured Debt.”

“Qualified Receivables Financing” means any transaction or series of transactions entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries sells, conveys or otherwise transfers, or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Quotation Agent” means one of the Reference Treasury Dealers appointed by the Company as Quotation Agent.

“Rating Agency” means (1) S&P, (2) Moody’s or (3) if either of S&P or Moody’s shall not then exist, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P or Moody’s, as the case may be.

“Ratings Event” means with respect to the notes at any time from or after the occurrence of a Change of Control and until the earlier to occur of (x) 60 days after the later of (i) the occurrence of a Change of Control or (ii) public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) and (y) both Rating Agencies publicly reaffirming an Investment Grade Rating on the notes following such Change of Control, the notes have a below Investment Grade Rating by either Rating Agency.

“Reference Treasury Dealer” means (1) Citigroup Global Markets Inc. and its successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we shall substitute another Primary Treasury Dealer and (2) any other Primary Treasury Dealer selected by the Company.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by that Reference Treasury Dealer at 5:00 P.M., New York City time, on the third Business Day preceding that redemption date.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“Sale and Lease-Back Transaction” means the leasing by the Company or any Subsidiary of any Property, whether owned at the date of the supplemental indenture or acquired after the date of the supplemental indenture (except for temporary leases for a term, including any renewal term, of up to three years and except for leases between us and any Subsidiary or between Subsidiaries), which Property has been or is to be sold or transferred by the Company or such Subsidiary to any party with the intention of taking back a lease of such Property.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date of the supplemental indenture.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Voting Stock thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this “Description of the Notes” shall refer to a Subsidiary or Subsidiaries of the Company.

“Treasury Rate” means, with respect to any date of redemption, the rate per year equal to: (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the applicable Comparable Treasury Issue; provided that, if no maturity is within three months before or after the remaining term of the notes to be redeemed, yields for the two published maturities most closely corresponding to the applicable Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the applicable Comparable Treasury Issue, calculated using a price for the applicable Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Wholly Owned Domestic Subsidiary” means any Wholly Owned Subsidiary that is a Domestic Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock of which (other than directors’ qualifying shares or shares required to be held by others in Foreign Subsidiaries) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

BOOK-ENTRY, DELIVERY AND FORM

The notes will initially be represented by global notes in registered, global form (collectively, the “Global Notes”). Except as set forth below, the notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Notes will be issued at the closing of this offering only against payment in immediately available funds. The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”) in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Depository Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by it. We take no responsibility for these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the underwriters with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations which are Participants. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of ours or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to, or payments made on account of, beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, DTC is under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in each case no successor depositary has been appointed within 90 days;

(2) we, at our option, notify the trustee in writing that we elect to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

We will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. We will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

CERTAIN UNITED STATES FEDERAL

INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of the notes as of the date hereof. Except where noted, this summary deals only with notes that are held as capital assets by a non-U.S. holder who acquires the notes upon original issuance at their initial offering price.

A “non-U.S. holder” means a holder of the notes (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisors.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

United States Federal Withholding Tax

The 30% United States federal withholding tax will not apply to any payment of interest on the notes under the “portfolio interest rule,” provided that:

•	interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

•

you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•

either (a) you provide us or other relevant withholding agent your name and address on an Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% United States federal withholding tax, unless you provide us or other relevant withholding agent with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “United States Federal Income Tax”).

The 30% United States federal withholding tax generally will not apply to any payment of principal or gain that you realize on the sale, exchange, retirement or other disposition of a Note.

United States Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above in “United States Federal Withholding Tax” are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest, subject to adjustments.

Any gain realized on the disposition of a Note generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest, subject to adjustments.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or lower applicable income tax treaty rate) on any gain derived from the sale, which may be offset by certain U.S. source capital losses of the non-U.S. holder provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% United States federal withholding tax under the “portfolio interest rule” described above under “United States Federal Withholding Tax” without regard to the statement requirement described in the fifth bullet point of that section.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments on the notes that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person as defined under the Code, and we have received from you the statement described above in the fifth bullet point under “United States Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

Additional Withholding Requirements

Under recently enacted legislation and administrative guidance, the relevant withholding agent may be required to withhold 30% on any interest income paid after December 31, 2013 and any gross proceeds from a disposition of notes paid after December 31, 2014 to (i) a “foreign financial institution” as defined in the Code (whether such institution is the beneficial owner or an intermediary) unless such foreign financial institution agrees to verify, report and disclose its U.S. account holders and meets certain other specified requirements or (ii) a “non-financial foreign entity” as defined in the Code (whether such entity is the beneficial owner or an intermediary) unless such entity certifies that it does not have any “substantial United States owners” as defined in the Code or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. The legislation contains a grandfathering provision that exempts from withholding any interest payment under, or gross proceeds from a disposition of, an obligation that is outstanding on March 18, 2012, and proposed United States Treasury regulations would extend this grandfathering provision to obligations that are outstanding on January 1, 2013. These proposed regulations are not effective until finalized, however, and unless and until they are so finalized, taxpayers are not entitled to rely on them. You should consult your own tax advisors regarding this legislation and whether it may be relevant to your purchase, ownership and disposition of the notes.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes by (1) employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that are subject to Title I of ERISA, (2) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and (3) entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of Section 3(14) of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of the notes by an ERISA Plan with respect to which we or an underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note, each purchaser and subsequent transferee of a note will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan or (ii) the purchase and holding of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole book-running manager of the offering and is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and we have agreed to sell to the several underwriters, the principal amount of the notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of Notes
Citigroup Global Markets Inc	$189,330,000
HSBC Securities (USA) Inc.	10,335,000
RBS Securities Inc.	10,335,000
Total	$210,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes are subject to approval of legal matters by counsel and to other conditions. The underwriters must purchase all of the notes if they purchase any of the notes.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed 1.372% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price not to exceed 0.823% of the principal amount of the notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

We have agreed that for a period of 40 days following the date of this prospectus supplement, we will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any debt securities issued or guaranteed by us. Citigroup Global Markets Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at anytime without notice.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Us
Per note	2.286%

We estimate that our total expenses for this offering will be $650,000.

In connection with the offering, the underwriters may purchase and sell notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of notes than they are required to purchase in the offering.

•	Covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover short positions.

•	Stabilizing transactions involve bids to purchase notes so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the notes.

They may also cause the price of the notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. In addition, affiliates of each of the underwriters are lenders, and in some cases agents or managers for the lenders, under our senior secured revolving credit facility.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

There is no established trading market for the notes offered hereby. We do not intend to list the notes on any national securities exchange. We cannot assure you that the prices at which the notes will sell in the market after this offering will not be lower than the initial offering price or that an active trading market for the notes will develop and continue after this offering. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so and they may discontinue any market-making activities with respect to the notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of, or the trading market for, the notes.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of notes described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The underwriters of the notes have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the notes described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the notes has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the notes to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The notes may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The notes offered in this prospectus supplement have not been registered under the Securities and Exchange Law of Japan. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

VALIDITY OF SECURITIES

The legality of the notes offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to the offering of the notes will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated balance sheets of Unisys Corporation as of December 31, 2011 and 2010 and the related consolidated statements of income, equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2011, the related financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

UNISYS CORPORATION

DEBT SECURITIES

COMMON STOCK

PREFERRED STOCK

WARRANTS

STOCK PURCHASE CONTRACTS

We may offer and sell debt securities, shares of common stock or shares of preferred stock, warrants and stock purchase contracts. These securities may be offered and sold from time to time in amounts, at prices and on terms to be determined at the time of offering.

We will provide the specific terms of the securities in supplements to this prospectus to the extent those terms are not described in this prospectus or are different from the terms described in this prospectus. The prospectus supplements may also add to, update or change information contained in this prospectus. In addition, we may supplement, update or change any of the information contained in this prospectus by incorporating information by reference in this prospectus. You should read this prospectus, the related supplements and any incorporated documents carefully before you invest. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

We may offer these securities directly to investors, through agents, underwriters or dealers, or through a combination of these methods, on a continued or delayed basis. The applicable prospectus supplement will provide the terms of the plan of distribution relating to the series of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth their names and any applicable commissions or discounts. Any net proceeds from the sale of securities will also be set forth in the applicable prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “UIS.”

Before you invest, you should read this prospectus, any prospectus supplement, as well as the risks described in the documents incorporated by reference.

You should consider carefully the risk factors beginning on page 6 of this prospectus before you invest in any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated June 4, 2012.

i

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act, using a shelf registration process. Under this shelf registration process, we may sell any of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making offers to sell the securities in any jurisdiction where an offer or solicitation is not permitted. The information in this prospectus is accurate only as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date. Before purchasing any securities, you should carefully read both this prospectus and the accompanying prospectus supplement and any free writing prospectus prepared by or on behalf of us, together with the additional information described under the heading “Where You Can Find More Information; Incorporation of Certain Documents by Reference.”

When used in this prospectus, the terms “Unisys,” “we,” “our” and “us” refer to Unisys Corporation and its consolidated subsidiaries, unless otherwise specified or the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at their Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 for more information. We maintain a web site at www.unisys.com. The information on our web site is not incorporated by reference in this prospectus or any prospectus supplement and you should not consider it a part of this prospectus or any accompanying prospectus supplement.

You may also read and copy reports and other information we file at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to separate documents. The information incorporated by reference is considered to be part of this prospectus and any accompanying prospectus supplement, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below that we have previously filed with the SEC (other than information deemed furnished and not filed in accordance with SEC rules, including Items 2.02 and 7.01 of Form 8-K).

1.	Annual Report on Form 10-K for the year ended December 31, 2011 (including information specifically incorporated by reference into the Annual Report on Form 10-K from the Definitive Proxy Statement on Schedule 14A filed with the SEC on March 13, 2012).

2.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

3.	Current Report on Form 8-K filed on May 2, 2012.

4.	The description of our common stock contained in the registration statement of Burroughs Corporation on Form 8-B filed on May 29, 1984, as amended on Form 8 filed on May 7, 1991.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus and any accompanying prospectus supplement and before the termination of the offering shall also be deemed to be incorporated herein by reference. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Unisys Corporation

801 Lakeview Drive, Suite 100

Blue Bell, Pennsylvania 19422

Attention: Financial Communications

(215) 986-5777

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement contain and incorporate by reference statements that do not directly or exclusively relate to historical facts. These types of statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “projects” and similar expressions may identify such forward-looking statements. All forward-looking statements rely on assumptions and are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from expectations.

Factors that could affect future results include, but are not limited to, the following:

•	our future results will depend in part on our ability to drive profitable growth in consulting and systems integration;

•	our future results will depend in part on our ability to take on, successfully implement and grow outsourcing operations;

•	our future results will also depend in part on market demand for our high-end enterprise servers and maintenance on these servers;

•

we face aggressive competition in the information services and technology marketplace, which could lead to reduced demand for our products and services and could have an adverse effect on our business;

•	our future results will depend on our ability to retain significant clients;

•	our future results will depend on our ability to effectively anticipate and respond to volatility and rapid technological change in our industry;

•	our business can be adversely affected by global economic conditions, acts of war, terrorism or natural disasters;

•	we have significant pension obligations and may be required to make significant cash contributions to our defined benefit pension plans;

•	our future results will depend on the success of our program to reduce costs, focus our global resources and simplify our business structure;

•	our contracts may not be as profitable as expected or provide the expected level of revenues;

•	our contracts with U.S. governmental agencies may subject us to audits, criminal penalties, sanctions and other expenses and fines;

•	we may face damage to our reputation or legal liability if our clients are not satisfied with our services or products;

•	breaches of data security could expose us to legal liability and could harm our business and reputation;

•	our future results will depend in part on the performance and capabilities of third parties with whom we have commercial relationships;

•	more than half of our revenue is derived from operations outside of the United States, and we are subject to the risks of doing business internationally;

•	financial market conditions may inhibit our ability to access capital and credit markets to address our liquidity needs;

•	our services or products may infringe upon the intellectual property rights of others;

•	pending litigation could affect our results of operations or cash flow;

•	we could face business and financial risk in implementing future dispositions or acquisitions; and

•	we believe that our ability to use our U.S. federal net operating loss carryforwards and other tax attributes may be limited.

Any forward-looking statement speaks only as of the date on which that statement is made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

ABOUT UNISYS

Unisys Corporation is a worldwide information technology (“IT”) company. We provide a portfolio of IT services, software, and technology that solves mission-critical problems for clients. We specialize in helping clients secure their operations, increase the efficiency and utilization of their data centers, enhance support to their end users and constituents, and modernize their enterprise applications. To provide these services and solutions, the company brings together offerings and capabilities in outsourcing services, systems integration and consulting services, infrastructure services, maintenance services, and high-end server technology. Unisys serves commercial organizations and government agencies throughout the world.

We operate in two business segments—Services and Technology. Financial information concerning the two segments can be found in Note 15, “Segment information”, of the Notes to Consolidated Financial Statements appearing in our annual report to stockholders for the year ended December 31, 2011, and such information is incorporated herein by reference.

Unisys brings together services and technology into solutions that solve mission-critical problems for organizations around the world.

In the Services segment, we provide services to help our clients improve their competitiveness, security and cost efficiency. Our services include outsourcing, systems integration and consulting, infrastructure services and core maintenance.

•	In outsourcing, we manage customers’ data centers, computer servers and end-user computing environments as well as specific business processes.

•

In systems integration and consulting, we consult with clients to assess the security and cost effectiveness of their IT systems and help them design, integrate and modernize their mission-critical applications to achieve their business goals.

•	In infrastructure services, we provide design, warranty and support services for our customers’ IT infrastructure, including their networks, desktops, servers, and mobile and wireless devices.

•	In core maintenance, we provide maintenance of Unisys systems and products.

In the Technology segment, we design and develop servers and related products to help clients reduce costs and improve the efficiency of their data center environments. As a pioneer in large-scale computing, Unisys offers deep experience and rich technological capabilities in transaction-intensive, mission-critical environments. We provide a range of data center, infrastructure management and cloud computing offerings to help clients virtualize and automate their data-center environments. Product offerings include enterprise-class servers, such as the ClearPath family of servers and the ES7000 family of Intel-based servers, as well as operating system software and middleware.

To drive future growth, Unisys is focusing its resources and investments in four targeted market areas: security; data center transformation, including our server business; end user outsourcing; and applications modernization.

The primary vertical markets Unisys serves worldwide include the public sector (including the U.S. federal government), financial services and other commercial markets including communications and transportation.

We market our products and services primarily through a direct sales force. In certain foreign countries, we market primarily through distributors. Complementing our direct sales force, we make use of a select group of alliance partners to market and complement our services and product portfolio.

Our principal executive offices are located at 801 Lakeview Drive, Suite 100, Blue Bell, Pennsylvania 19422. Our telephone number is (215) 986-4011.

RISK FACTORS

Investing in our securities involves risk. You should carefully consider the risk factors contained in our most recent Annual Report on Form 10–K and our subsequent Quarterly Reports on Form 10–Q, which are incorporated by reference herein, and the other information contained in this prospectus, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in the applicable prospectus supplement or any free writing prospectus before acquiring any of such securities. These risks could materially affect our business, results of operations or financial condition and cause the value of our securities to decline. You could lose all or part of your investment.

USE OF PROCEEDS

Unless we indicate otherwise in a prospectus supplement, we plan to use the net proceeds from the sale of the securities for general corporate purposes, to reduce or refinance indebtedness and to make acquisitions or engage in other business opportunities.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends presented below should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our most recent Annual Report on Form 10–K and our subsequent Quarterly Reports on Form 10–Q and any other documents filed under the Exchange Act that are incorporated by reference herein. The ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for our last fiscal quarter and each of our last five fiscal years appear below. We computed the ratio of earnings to fixed charges by dividing earnings (loss) by fixed charges. We computed the ratio of earnings to combined fixed charges and preferred stock dividends by dividing earnings (loss) by the sum of fixed charges and preferred stock dividends. Earnings (loss) consist of income (loss) from continuing operations before income taxes, plus amortization of capitalized interest and fixed charges, less interest capitalized during the period. Fixed charges consist of interest expense on all indebtedness, interest capitalized during the period, amortization of debt issuance expense and the portion of rental expense representative of interest. Preferred stock dividends consist of dividends paid with respect to our 6.25% Mandatory Convertible Preferred Stock, Series A.

The following table sets forth our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for each of the periods shown:

	Three Months Ended March 31, 2012	Year Ended December 31,
		2011	2010	2009	2008		2007
Ratio of Earnings to Fixed Charges	3.28	3.03	2.52	2.58		*	1.14
Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends	2.88	2.80	2.52	2.58		**	1.14

*	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges by $90.5 million.
**	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges and preferred stock dividends by $90.5 million.

The foregoing information will be updated by the information relating to our Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends contained in our periodic reports filed with the SEC, which will be incorporated by reference in this prospectus at the time they are filed with the SEC. See “Where You Can Find More Information; Incorporation of Certain Documents by Reference.”

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of our debt securities. You should refer to the applicable indenture and the applicable prospectus supplement and any documents incorporated herein or therein by reference for more specific information and the specific terms of a particular offering.

General

Our debt securities will be either senior debt securities or subordinated debt securities. The senior debt securities, if unsecured, will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. The subordinated debt securities will rank junior to all of our existing and future senior indebtedness in right of payment.

The senior debt securities will be issued under a senior indenture between us and Wells Fargo Bank, National Association or another trustee chosen by us, and the subordinated debt securities will be issued under a subordinated indenture between us and Wells Fargo Bank, National Association or another trustee chosen by us, in each case as may be supplemented by a supplemental indenture relating to the specific terms of the debt securities offered. We have filed copies of both indentures as exhibits to the registration statement of which this prospectus is a part.

The indentures do not limit the amount of debt securities that we may issue and permit us to issue securities from time to time in one or more series. All debt securities of one series need not be issued at the same time, and, unless otherwise provided, any series may be reopened, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series. We may issue our debt securities separately or upon conversion of or in exchange for our preferred stock or other debt securities. The debt securities will be our direct obligations. They may bear interest at a fixed or floating rate or they may not bear interest. We may issue debt securities at, above or below their stated principal amount, as described more fully in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any series of debt securities that we may offer:

•	the title of the debt securities;

•	whether they are senior or subordinated;

•	the total amount of the debt securities authorized and the amount outstanding, if any;

•	any limit on the aggregate principal amount of the debt securities offered by that prospectus supplement;

•	whether the debt securities will be guaranteed and the identity of the guarantors, if applicable;

•	when the principal of the debt securities will mature;

•	the interest rate, if any, or the method for determining it, including any procedures to determine, vary or reset the interest rate;

•	when interest, if any, will be payable, as well as the record dates for determining to whom we will pay interest;

•	where the principal of, and premium and interest if any on, the debt securities will be paid;

•	the percentage of the principal amount at which such debt securities will be offered;

•	redemption, call, repurchase or sinking fund provisions, if any;

•	whether the debt securities will be issued in global or certificated form and, in the case of global securities, the name of the depositary, if any;

•	if we are going to make payments to the holder in a foreign currency or currencies, the currency or currencies and manner of conversion from U.S. dollars;

•	any index we may use to determine the amount of payment of principal of, and premium and interest, if any, on, the debt securities;

•	whether the debt securities are convertible into or exchangeable for any other securities and the terms and conditions upon which a conversion or exchange may occur;

•	any additions, deletions or changes to events of default or covenants provided in the applicable indenture;

•	any other terms of the debt securities that vary from the terms in the applicable indenture;

•	whether the debt securities will be secured or unsecured and the terms and collateral of any secured debt securities;

•	any material U.S. federal income tax considerations; and

•	any other information we think is important with respect to the terms and other provisions of the securities.

Denominations, Registration and Transfer

We will issue debt securities as registered securities (without coupons) either in certificated form or in the form of one or more global securities. We will issue book-entry debt securities as registered global securities. Each global security will be issued in the denomination of the aggregate principal amount of the securities that it represents. Unless otherwise stated in the applicable prospectus, we will issue the debt securities in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

A holder may exchange certificated debt securities for other debt securities of the same series in a like aggregate principal amount but in different authorized denominations. Whenever any such debt securities are surrendered for exchange, we will execute, and the trustee will authenticate and deliver, the debt securities that the holder making the exchange is entitled to receive.

A holder may present debt securities in certificated form for registration of transfer (with the form of transfer printed on the security duly executed) at the office of the security registrar that we designate for such purpose. Unless we state otherwise in the applicable prospectus supplement, the security registrar will be the trustee we appointed under the indenture for the applicable debt securities. There will be no service charge to register the transfer, but the holder is responsible for paying any taxes and other governmental charges. Any transfer or exchange is subject to the security registrar being satisfied with the documents of title and identity of the person making the request.

For a discussion of restrictions on the exchange, registration and transfer of global securities, see the section below entitled “—Global Securities”.

Payment and Paying Agents

Unless otherwise indicated in an applicable prospectus supplement, we will pay the principal of, and premium and interest, if any, on, debt securities to a paying agent, whom we will designate from time to time.

However, at our option we may pay any interest (1) by check mailed to each holder at such holder’s address appearing in the security register or (2) by wire transfer to an account maintained by each holder. Unless otherwise stated in the applicable prospectus supplement, we will pay interest to each holder on the applicable payment date if the debt security is registered in such holder’s name at the close of business on the regular record date for that interest payment.

Unless otherwise indicated in an applicable prospectus supplement, the trustee under the applicable indenture will act as our sole paying agent through its principal office. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for each series. If, after two years, moneys that we paid to a paying agent remain unclaimed, the paying agent will remit the moneys to us, together with any interest, and each holder may look only to us for payment (or to the applicable state if we are required to escheat the moneys).

Global Securities

We will deposit any global securities with a depositary or its nominee identified in the applicable prospectus supplement. While the applicable prospectus supplement will describe the specific terms of the depositary arrangement, we expect the following general provisions to apply to our depositary arrangements:

Global securities will be registered in the name of the depositary or its nominee. Upon the issuance of a global security, the depositary or nominee will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by the global security to the accounts of institutions that have accounts with the depositary or nominee. If we are offering and selling the debt securities directly, we will designate the accounts to be credited; otherwise, our underwriter or agent will do so. Ownership of beneficial interests in a global security will be limited to participating institutions or their clients. The depositary or its nominee will keep records of the ownership and transfer of beneficial interests in a global security by participating institutions. Participating institutions will keep records of the ownership and transfer of beneficial interests by their clients. The laws of some jurisdictions may require that purchasers of securities receive them in certificated form. This may limit the ability to transfer beneficial interests in a global security.

So long as the depositary or its nominee is the registered owner of a global security, it will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as set forth below, owners of beneficial interests in the global securities will not be entitled to have debt securities represented by the global security registered in their names, will not receive or be entitled to receive debt securities in certificated form and will not be considered the owners or holders thereof under the applicable indenture. Accordingly, if a holder owns a beneficial interest in a global security, the holder must rely on the depositary and, if applicable, the participating institution of which that holder is a client to exercise the rights of that holder under the applicable indenture.

The depositary may grant proxies and otherwise authorize participating institutions to take any action that a holder is entitled to take under the indentures. We understand that, according to existing industry practices, if we request any action of holders, or any owner of a beneficial interest in a global security wishes to give any notice or take any action, the depositary would authorize the participating institutions to give the notice or take the action, and the participating institutions would in turn authorize their clients to give the notice or take the action.

Generally, we will make payments on debt securities represented by a global security directly to the depositary or its nominee. It is our understanding that the depositary will then credit the accounts of participating institutions, which will then distribute funds to their clients. We also expect that payments by participating institutions to their clients will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of clients registered in “street names,” and will be the responsibility of the participating institutions. Neither we nor the trustees, nor our respective agents, will have any responsibility, or bear any liability, for any aspects of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing records relating to beneficial interests.

Generally, a global security may be exchanged for certificated debt securities only in the following instances:

•

the depositary notifies us that it is unwilling or unable to continue as depositary, or it ceases to be a registered clearing agency, if required to be registered by law, and thereafter a successor is not appointed within 90 days; or

•

we determine in our sole discretion that we will no longer have debt securities represented by global securities or that we will permit global securities to be exchanged for certificated debt securities.

Consolidation, Merger, Sale or Lease of Assets

Each indenture provides that we, without the consent of the holders of any of the outstanding debt securities, may consolidate with or merge into, or transfer or lease our assets substantially as an entirety to, any corporation organized under the laws of any domestic jurisdiction, provided that:

•	the successor corporation assumes our obligations under the indenture and the debt securities issued thereunder;

•	after giving effect to the transaction, no event of default and no event which, after notice or lapse of time, would become an event of default shall have occurred and be continuing; and

•	any other conditions that may be specified with respect to a particular series of debt securities are met.

Events of Default

Except as may be provided in a prospectus supplement, any of the following events will constitute an event of default for a series of debt securities under an indenture:

•	failure to pay principal of or any premium on any debt security of that series when due;

•	failure to pay any interest on any debt security of that series when due, continued for 30 days;

•	failure to deposit any sinking fund payment in respect of any debt security of that series when due;

•

failure to perform any other covenant of Unisys in the applicable indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), continued for 60 days after written notice as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default provided with respect to debt securities of that series.

If there is an event of default with respect to a series of our debt securities, which continues for the requisite amount of time, either the trustee or holders of at least 25% in aggregate principal amount of that series may declare the principal amount of all the debt securities of that series to be due and payable immediately. If we issued the securities with original issue discount, less than the stated principal amount may become payable. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding debt securities of that series may, under certain circumstances, rescind and annul the acceleration.

Each of the indentures provides that, subject to the trustee’s duty to act with the required standard of care during a default, the applicable trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders have offered indemnity satisfactory to it to the applicable trustee. Subject to these provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

We are required to furnish the trustees annually with a statement as to our compliance with our obligations under the indentures and as to any defaults.

Modification and Waiver

We and the trustees may enter into supplemental indentures without the consent of any holders of the debt securities for the purposes, among other things, of expanding our covenants for the benefit of the holders of any series of debt securities, adding additional events of default for the benefit of the holders of any series of debt securities, adding guarantees, adding security, establishing the form or terms of debt securities or curing ambiguities or inconsistencies.

We may make other modifications and amendments to the indentures with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, the consent of all of the holders of our debt securities that are affected by a modification or amendment is required:

•	to change the stated maturity of the principal of, or any installment of principal or interest on, any debt security;

•	to reduce the principal amount of, or any premium or interest on, any debt security;

•	to reduce the amount of principal of debt securities issued with original issue discount payable upon acceleration of the maturity thereof;

•	to change the currency of payment of principal of, or any premium or interest on, any debt security;

•	to impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; or

•	to reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of debt securities of that series, waive any past default under the applicable indenture with respect to debt securities of that series, except a default in the payment of the principal of, or premium or interest, if any, on, any of the debt securities of that series or in respect of a covenant or provision of the indenture that cannot, under the terms of the indenture, be modified or amended without the consent of the holders of each outstanding debt security affected thereby.

Defeasance

Except as specified with respect to debt securities of a particular series, we may discharge our obligations in respect of the debt securities of any series (including, in the case of the senior debt securities, our obligations to abide by certain covenants) by depositing with the trustee, in trust, money or government obligations which, through the payment of interest, principal and premium, if any, in accordance with their terms, will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay all the interest, principal and premium, if any, on the debt securities of that series on the dates those payments are due in accordance with the terms of the series. We must also, among other things, deliver to the applicable trustee an opinion of counsel to the effect that (1) the deposit and related defeasance would not cause the holders of the debt securities of the series to recognize income, gain or loss for U.S. income tax purposes and (2) the holders would be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. Notwithstanding the foregoing, we may not be discharged from certain obligations to register the transfer or exchange of debt securities of a series, convert debt securities of a series, replace stolen, lost or mutilated debt securities of a series, maintain paying agencies or hold moneys for payment in trust.

Conversion Rights

The applicable prospectus supplement will describe the terms on which holders of our debt securities of a series may convert the securities into our preferred stock or our common stock. Conversion may be mandatory, at the option of the holder, or at our option, as described in the applicable prospectus supplement.

Subordination Provisions

Our subordinated debt securities will be subordinated in right of payment, to the extent provided in the subordinated indenture or as described in an applicable prospectus supplement, to the prior payment in full of our senior indebtedness. If we distribute our assets to creditors upon liquidation, dissolution, reorganization, insolvency, bankruptcy or under similar circumstances, holders of our senior debt will be entitled to be paid in full before any payments will be made on our subordinated debt securities. In addition, unless otherwise provided in an applicable prospectus supplement, we will not make any payment of principal, premium or interest with respect to subordinated debt securities or on account of their purchase, redemption or other acquisition if any default in the payment of principal, premium or interest on any senior indebtedness occurs and continues beyond any applicable grace period.

If the subordinated trustee or the holders of our subordinated debt securities receive a payment that should not have been paid because of the existence of any of the events described above, they will be required to turn over the funds to the holders of our senior debt. In addition, subject to the payment in full of all senior debt, holders of subordinated debt securities will be subrogated to the rights of the holders of that senior debt with respect to the right to receive payments or distributions of our cash, property or securities applicable to that senior debt until all amounts owing on the subordinated debt securities are paid in full.

By reason of this subordination, in the event of a distribution of assets upon insolvency, certain of our creditors may recover more, ratably, than holders of the subordinated debt securities.

The subordinated indenture does not place any limits on the amount of other indebtedness, including senior indebtedness, that we may issue.

“Senior indebtedness” with respect to any series of subordinated debt securities will have the meaning specified in the applicable prospectus supplement for that series. The prospectus supplement, or the information incorporated by reference therein, will also set forth the approximate amount of senior indebtedness outstanding as of a recent date.

Notices

Notices will be mailed to holders of debt securities at their addresses as they appear in the security register.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

Wells Fargo Bank, National Association and its affiliates have normal banking relationships with us and it participates as a lender in our revolving credit facility. Wells Fargo Bank, National Association and its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

DESCRIPTION OF CAPITAL STOCK

This section describes the general terms of our common stock, our preferred stock and certain provisions of the Delaware General Corporation Law. For more detailed information, you should refer to our Restated Certificate of Incorporation, as amended, Certificate of Designations, Preferences and Rights and By-laws, copies of which have been filed with the SEC and incorporated by reference into this prospectus, and the relevant provisions of the Delaware General Corporation Law.

General

Our authorized capital stock consists of:

•	100,000,000 shares of common stock, par value $.01 per share; and

•

40,000,000 shares of preferred stock, par value $1 per share, including 2,587,500 shares that have been designated as the 6.25% Mandatory Convertible Preferred Stock, Series A and 1,500,000 shares that have been designated as junior participating preferred stock.

As of March 31, 2012, there were 43,821,603 shares of common stock and 2,587,500 shares of preferred stock, all of which were shares of our 6.25% Mandatory Convertible Preferred Stock, Series A, outstanding.

Common Stock

Subject to the rights of any holders of shares of preferred stock and except as otherwise may be required by applicable law, holders of shares of common stock:

•	are entitled to receive dividends when and as declared by the board of directors from funds legally available for that purpose;

•	have the exclusive right to vote on all matters on which stockholders generally are entitled to vote, including the election of directors, and are entitled to one vote per share; and

•	are entitled, upon any liquidation, dissolution or winding up of Unisys, to a pro rata distribution of the assets and funds available for distribution to stockholders.

Holders of shares of common stock do not have preemptive rights to subscribe for additional shares of common stock or securities convertible into shares of common stock. Our common stock is currently listed on the New York Stock Exchange (“NYSE”) under the symbol “UIS”. Computershare Shareowner Services LLC is the transfer agent for our common stock.

We have not declared or paid any cash dividends on our common stock since 1990 and do not anticipate declaring or paying dividends on the common stock in the foreseeable future. Certain of our debt instruments and credit facilities may restrict our ability to pay dividends.

All outstanding shares of our common stock are fully paid and nonassessable. Any shares of common stock that we issue will be fully paid and nonassessable.

Preferred Stock

Our Restated Certificate of Incorporation, as amended, authorizes our board of directors to provide for the issuance of shares of our preferred stock in multiple series without the approval of stockholders. With respect to each series of preferred stock we may offer, our board of directors has the authority, subject to applicable law, to fix the following terms:

•	the designation of the series;

•	the number of shares within the series;

•	the ranking of that series;

•	whether dividends are cumulative and, if cumulative, the dates from which dividends are cumulative;

•	the dividend rate, any conditions upon which dividends are payable, and the dates of payment of dividends;

•	whether the shares are redeemable, the redemption price and the terms of redemption;

•	the amount payable for each share if Unisys is dissolved or liquidated;

•	whether the shares are convertible or exchangeable, the price or rate of conversion or exchange, and the applicable terms and conditions;

•	any restrictions on issuance of shares in the same series or any other series;

•	the voting rights for the shares of that series; and

•	any other rights, preferences or limitations of that series.

Holders of any shares of preferred stock will have no preemptive rights with respect to such shares unless specified in the applicable prospectus supplement. In addition, the rights of holders of any shares of preferred stock with respect to such shares will be subordinate to the rights of our general creditors. Each new series of preferred stock will rank equally with our 6.25% Mandatory Convertible Preferred Stock, Series A and prior to our common stock regarding the distribution of dividends or disposition of other assets, unless otherwise specified in the applicable prospectus supplement. If the preferred stock is convertible into our common stock, we will reserve the full number of shares of our common stock issuable upon conversion of the preferred stock out of the total of our authorized but unissued shares of common stock to permit the conversion of the preferred stock into shares of common stock. Any shares of preferred stock that we issue will be fully paid and nonassessable.

If we offer preferred stock, the applicable prospectus supplement will describe the specific terms of the shares of preferred stock offered through that prospectus supplement, as well as any general terms described in this section that will not apply to those shares of preferred stock. In the applicable prospectus supplement, we will also discuss any material U.S. federal income tax considerations applicable to the preferred stock. We will file a copy of the certificate of designations that contains the terms of each new series of preferred stock with the SEC each time we issue a new series of preferred stock. Each certificate of designations will establish the number of shares included in a designated series and fix the designation, powers, privileges, preferences and rights of the shares of each series as well as any applicable qualifications, limitations or restrictions. You should refer to the applicable certificate of designations as well as our Restated Certificate of Incorporation, as amended, before deciding to buy shares of our preferred stock as described in the applicable prospectus supplement.

6.25% Mandatory Convertible Preferred Stock, Series A

As of March 31, 2012, we had 2,587,500 shares of our 6.25% Mandatory Convertible Preferred Stock, Series A (the “mandatory convertible preferred stock”) issued and outstanding. Each share of the mandatory convertible preferred stock will be, unless earlier converted, mandatorily converted on March 1, 2014 (the “mandatory conversion date”) into between 2.1899 shares (the “minimum conversion rate”) and 2.6717 shares (the “maximum conversion rate”) of our common stock, depending on the applicable market value (as defined in the Certificate of Designations, Preferences and Rights for the mandatory convertible preferred stock) of our common stock. In addition, each share of mandatory convertible preferred stock is subject to conversion at the option of the holder of such share at any time prior to the mandatory conversion date in to shares of our common stock at the minimum conversion rate, or upon a fundamental change at the rate described in the Certificate of Designations, Preferences and Rights for the mandatory convertible preferred stock. Conversion rates are subject to adjustment as described in the Certificate of Designations, Preferences and Rights for the mandatory convertible preferred stock.

The mandatory convertible preferred stock will pay, when and if declared by our board of directors, cumulative dividends at a rate of 6.25% per annum on the initial liquidation preference of $100 per share (equivalent to $6.25 per year per share), payable quarterly in cash on March 1, June 1, September 1 and December 1 of each year, or in the case of dividends payable on March 1, 2014 or any earlier conversion date, payable in cash, shares of our common stock or a combination thereof at our election, subject in all cases to a share cap equal to the product of the maximum conversion rate and 1.8.

Except as required by applicable law or our Restated Certificate of Incorporation, as amended, which includes the Certificate of Designations, Preferences and Rights for the mandatory convertible preferred stock, the holders of shares of the mandatory convertible preferred stock have no voting rights. The mandatory convertible preferred stock is currently listed on the NYSE.

The mandatory convertible preferred stock is not redeemable.

Junior Participating Preferred Stock

Our Restated Certificate of Incorporation, as amended, authorizes our board of directors to provide for the issuance of shares of our junior participating preferred stock. The shares of junior participating preferred stock will be nonredeemable. Each share of junior participating preferred stock will have a preferential quarterly dividend equal to the greater of (1) $15 per share or (2) 300 times the aggregate dividend declared per share of common stock. In the event of liquidation, the holders of the shares of junior participating preferred stock will receive a preferred liquidation payment of $100 per share, and will be entitled to receive an aggregate liquidation payment per share equal to 300 times the payment made per share of common stock. Each share of the junior participating preferred stock will have 300 votes, voting together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of the junior participating preferred stock will be entitled to receive 300 times the amount received per share of common stock. The junior participating preferred stock has customary antidilution provisions to protect the dividend, liquidation and voting rights described above.

Anti-Takeover Provisions

Delaware Law

Unisys is a Delaware corporation and subject to Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder. The provision does not apply if:

•	prior to such time, either the business combination or such transaction is approved by the board of directors of the corporation;

•	upon consummation of the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock; or

•

on or after such time, the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s outstanding voting stock. The statute could have the effect of delaying, deferring or preventing a change in our control or reducing the price that some investors might be willing to pay in the future for our common stock.

Corporate Documents

Our Restated Certificate of Incorporation, as amended, and By-laws also contain anti-takeover provisions that may have the effect of delaying, deferring or preventing a future takeover or change in control unless the board approves it. These provisions may also make it more difficult to remove the current board of directors.

•

Removal of Directors; Vacancies — Directors may be removed from office with or without cause by the affirmative vote of at least 80% of the outstanding voting stock. Vacancies in the board of directors and newly created directorships are filled for the unexpired term only by the vote of a majority of the remaining directors in office.

•

Special Meetings of Stockholders — Under the Restated Certificate of Incorporation, as amended, and By-laws, stockholders may not call a special meeting of stockholders. Only the board of directors, by resolution adopted by a majority of the entire board, may call a special meeting of stockholders.

•

Action by Written Consent — The Delaware General Corporation Law provides that, unless specifically prohibited by the certificate of incorporation, any action required or permitted to be taken by stockholders of a corporation may be taken without a meeting if a written consent setting forth the action to be taken is signed by the holders of outstanding shares of capital stock having the requisite number of votes that would be necessary to authorize or take the action at a meeting of stockholders. Our Restated Certificate of Incorporation, as amended, requires that stockholder action be taken at a meeting of stockholders and prohibits stockholder action by written consent.

•

Business Combinations — The Restated Certificate of Incorporation, as amended, provides that mergers, consolidations, sales or other transfers of assets of, issuances or reclassifications of securities of, or adoptions of plans of liquidation by Unisys (individually, a “corporate transaction”) must be approved by 80% or more of the voting stock when the action involves a person (a “20% stockholder”) who beneficially owns more than 20% of the then outstanding shares of voting stock, unless minimum price, form of consideration and procedural requirements (the “fair price provisions”) are satisfied or unless a majority of the directors not affiliated with the 20% stockholder approve the corporate transaction.

The affirmative vote of 80% or more of the then outstanding shares of voting stock is required to amend, alter or repeal the provisions of the Restated Certificate of Incorporation, as amended, and By-laws discussed above.

The purpose of the provisions of the Restated Certificate of Incorporation, as amended, and By-laws relating to (1) the removal of directors and the filling of vacancies; (2) the prohibition of stockholder action by written consent and (3) supermajority voting requirements for the repeal of these provisions is to discourage many types of transactions that involve an actual or threatened change of control of Unisys. They are designed to make it more difficult and time-consuming to change majority control of the board of directors and thus to reduce the vulnerability of Unisys to an unsolicited takeover proposal that does not contemplate the acquisition of at least 80% of the voting stock or to an unsolicited proposal for the restructuring or sale of all or part of the company.

These charter and by-law provisions may make more difficult or discourage a proxy contest, or the assumption of control, by a holder of a substantial block of shares of common stock, or the removal of the incumbent board of directors, and could thus increase the likelihood that incumbent directors will retain their positions. In addition, since the fair price provisions discussed above provide that corporate transactions involving Unisys and a 20% stockholder may not be consummated without the approval of a majority of unaffiliated directors (unless the transaction meets specified criteria or is approved by supermajority vote), these provisions could give incumbent management the power to prevent certain takeovers. The fair price provisions may also discourage attempts to effect a “two-step” acquisition in which a third party purchases a controlling interest in cash and acquires the balance of the voting stock for less desirable consideration. Under the provisions governing the removal of directors, the third party would not immediately obtain the ability to control the board of directors through its first-step acquisition and, under the fair price provisions, having made the first-step acquisition, the third party could not acquire the balance of the voting stock for a lower price without a supermajority vote or the approval of a majority of the unaffiliated directors.

These provisions of the Restated Certificate of Incorporation, as amended, and By-laws help ensure that the board of directors, if confronted with an unsolicited proposal from a third party that has acquired a block of shares of common stock, will have sufficient time to review the proposal and to consider appropriate alternatives for Unisys stockholders.

These provisions are also intended to encourage persons seeking to acquire control of Unisys to initiate such an acquisition through arm’s-length negotiations with the board of directors, who would then be in a position to negotiate a transaction that would treat all stockholders in substantially the same manner. The provisions may have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of Unisys, even though such an attempt might be beneficial to the company and its stockholders. In addition, since the provisions are designed to discourage accumulations of large blocks of shares of common stock by purchasers whose objective is to have those shares repurchased by the company at a premium, the provisions could tend to reduce the temporary fluctuations in the market price of common stock caused by these accumulations. Accordingly, Unisys stockholders could be deprived of the opportunity to sell their shares at a potentially higher market price.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of our debt securities, preferred stock or common stock. We may issue warrants independently or together with other securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. We will file a copy of the warrant agreement with the SEC in connection with any offering of warrants.

We will describe the terms of any warrants we issue in a prospectus supplement. Those terms will include the following:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the amount of securities that may be purchased upon exercise of a warrant and the exercise price;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	a description of the securities purchasable upon exercise of the warrants;

•	if applicable, a description of the securities with which the warrants are issued and the number of warrants issued with each such security;

•	the dates on which the right to exercise the warrants will commence and expire;

•	if applicable, the minimum or maximum amount of warrants that may be exercised at any one time;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	information relating to book-entry procedures, if any;

•	anti-dilution provisions, if any;

•	redemption or call provisions, if any; and

•	any other information we think is important.

In the applicable prospectus supplement, we will also discuss any material U.S. federal income tax considerations applicable to the warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

We may issue stock purchase contracts obligating holders to purchase from us and obligating us to sell to the holders, a specified number of shares of Unisys common stock or other securities at a future date or dates. The price per share and number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may require holders to secure their obligations in a specified manner.

The applicable prospectus supplement and any documents incorporated by reference will describe the terms of any stock purchase contracts. The description in the prospectus supplement will not necessarily be complete, and reference may be made to the stock purchase contracts, and, if applicable, collateral arrangements and depositary arrangements relating to the stock purchase contracts. In the applicable prospectus supplement, we will also discuss any material U.S. federal income tax considerations applicable to the stock purchase contracts.

PLAN OF DISTRIBUTION

We may sell the securities offered in the prospectus in any of, or any combination of, the following ways:

•	through underwriters or dealers;

•	directly to purchasers; or

•	through agents.

We or any of our agents may directly solicit offers to purchase these securities. The applicable prospectus supplement will name any agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the securities in respect of which this prospectus is delivered, and will set forth any commissions payable by us to that agent. Unless otherwise indicated in the prospectus supplement, any such agency will be acting in a best efforts basis for the period of its appointment (ordinarily five business days or less). Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business. If we utilize an underwriter or underwriters in the sale, we will execute an underwriting agreement with such underwriters at the time of sale to them and will set forth in the applicable prospectus supplement the names of the underwriters and the terms of the transaction, including any underwriting discounts and other items constituting underwriters’ compensation. Unless otherwise set forth in the prospectus supplement, the obligation of the underwriters to purchase these securities will be subject to conditions. The underwriters will be obligated to purchase all of these securities if any are purchased. The underwriters will use the prospectus supplement to make releases of the securities in respect of which this prospectus is delivered to the public.

Underwriters

The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The applicable prospectus supplement will set forth the name of the dealer and the terms of the transaction.

Agents, underwriters, and dealers may be entitled under the relevant agreements to indemnification by us against certain liabilities, including liabilities under the Securities Act, and to the contribution for payments the underwriters and dealers may be required to make.

The applicable prospectus supplement will set forth the place and time of delivery for the securities in respect of which this prospectus is delivered.

LEGAL MATTERS

Except as otherwise set forth in the applicable prospectus supplement, certain legal matters in connection with the securities will be passed upon for Unisys by Simpson Thacher & Bartlett LLP, New York, New York. If legal matters in connection with offerings made pursuant to this prospectus are passed upon by counsel to underwriters, dealers or agents, such counsel will be named in the prospectus supplement related to such offering.

EXPERTS

The consolidated balance sheets of Unisys Corporation as of December 31, 2011 and 2010 and the related consolidated statements of income, equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2011, the related financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$210,000,000

Unisys Corporation

6.25% Senior Notes due 2017

PROSPECTUS SUPPLEMENT

August 16, 2012

Citigroup

HSBC

RBS